2018 Proxy Statement

Notice of Annual Meeting of Shareholders





Letter to Cardinal Health Shareholders



Gregory B. Kenny
Independent Lead Director and
incoming Chairman of the Board
September 26, 2018

Your Board of Directors is firmly committed to high standards of governance and oversight to assure Cardinal Health remains focused on building and delivering long-term shareholder value. One of my responsibilities as independent Lead Director is facilitating close coordination and communication between the Board and the management team. We also have established a practice of shareholder engagement that provides for good communication between the Board and shareholders, and I look forward to continuing that practice as non-executive Chairman of the Board of Directors.

We have made important progress in a number of areas over the past year, and I want to share the Board's perspective on some of the changes now underway.

Successful Leadership Transition

Last fall, the Board implemented an orderly leadership transition, which will be completed at the Annual Meeting of Shareholders and positions the company well for the future. On January 1, 2018, Mike Kaufmann, previously our Chief Financial Officer, became Chief Executive Officer and joined the Board. Mike is a 28-year veteran of Cardinal Health and has held senior leadership positions in both the Pharmaceutical and Medical segments, in addition to serving as Chief Financial Officer. Mike has brought broad knowledge of the company's operations and deep experience to his new role. We are very pleased with the initial progress the company is making under his leadership.

Jorge Gomez succeeded Mike as Chief Financial Officer. Jorge was Chief Financial Officer of the Medical segment and previously served as Chief Financial Officer of the Pharmaceutical segment, in addition to roles as both the company's Treasurer and Corporate Controller. His extensive experience and familiarity with our businesses gave him a strong head start in his new role.

George Barrett, who had served as our Chairman and Chief Executive Officer since 2009, has continued as Executive Chairman of the Board and will do so until the Annual Meeting. George also has actively and effectively represented Cardinal Health in the healthcare public policy arena this past year. We are grateful to George for his

strong leadership and commitment to Cardinal Health during his tenure.

Effective at the Annual Meeting, I will assume the role of non-executive Chairman of the Board, having served as Lead Director for the past four years and as a director since 2007. I look forward to continuing to work closely with the full Board and our leadership team to assure that our corporate governance practices continue to be aligned with the best interests of shareholders.

In my current role as Lead Director, I work closely with management in developing Board agendas, schedules and topics, including discussions regarding long-term strategies and capital deployment. I also have devoted significant time during my tenure to engagement with our large investors, have been active in overseeing our senior leadership transition and am leading our Board refreshment process described below. As Chairman, I will continue to carry out these responsibilities, working closely with Mike and your Board.

Comprehensive Review of the Business

To establish a foundation for future growth, the Board and management have initiated a comprehensive review of our business focused on our portfolio, cost structure and capital deployment. This review will allow us to more sharply focus on our business and strategy in order to deliver value to our stakeholders. The Board is actively engaged in this process. Three of our directors have been meeting regularly with senior management to discuss the progress of this review. The full Board receives regular updates, and we have extensive discussions about it.

One of the outcomes of this review was the creation of a valuable partnership with Clayton, Dubilier & Rice to jointly invest in our naviHealth business and accelerate its growth. Earlier in the fiscal year, we exited distribution operations in China, which were management and capital intensive. We also have begun significant cost reduction initiatives and will continue to be disciplined and thoughtful in our capital deployment approach.

Board Refreshment

As noted above, George Barrett will step down from the Board as part of our succession plan. Dave Anderson, Clay Jones and Dave King also are leaving the Board after many years of valuable service. I want to thank them for their leadership and significant contributions. We wish them well.

Our Nominating and Governance Committee is responsible for identifying and recommending director candidates to the Board, consistent with criteria that assure a balanced mix of relevant skills, tenure and diversity of experience and perspective. Earlier in the year, the committee identified, and the Board elected, Akhil Johri as a new director. Akhil has brought additional deep financial expertise and a broad global business background to our Board. The Nominating and Governance Committee has been actively engaged in a search to identify additional directors to complement the expertise and experience of our current directors.

Board Oversight and the Opioid Epidemic

The Board is deeply concerned by and attentive to the devastating impact on our communities of the over-prescribing of opioid pain medications and the abuse of pain medications as well as illegal "street" narcotics. The Board has sought to position Cardinal Health as a leader in helping to solve this complex national public health crisis, including through our long-standing Generation Rx program and more recent initiatives, such as those aimed at educating patients and prescribers regarding these medications. While we do not prescribe medications, we understand and take seriously our responsibility as a pharmaceutical distributor to maintain a rigorous anti-diversion program and ensure that medications are available for patients who need them.

The Board has been and remains active in overseeing Cardinal Health's response to the nationwide opioid epidemic, including our opioid anti-diversion program. In February 2018, the Board formed an Ad Hoc Committee of independent directors to build upon the Board's earlier work in this area and further assist the Board in its oversight of opioid-related issues. The Ad Hoc Committee, which consists of myself and three other independent directors, meets regularly and reports at every Board meeting.

Looking Ahead

Cardinal Health has made significant progress in many areas in fiscal 2018, and the Board is committed to building on this progress in fiscal 2019. We are well underway implementing initiatives to position the company for the future, and we are confident about Cardinal Health's prospects to create value for our shareholders and our other important stakeholders.

On behalf of our Board of Directors, we thank you for your share ownership in Cardinal Health and your continued support of the company. I look forward to continuing our ongoing and active dialogue.

Sincerely,

Gregory B. Kenny
Independent Lead Director and
incoming Chairman of the Board



Notice of Annual Meeting of Shareholders

Wednesday, November 7, 2018

8:00 a.m. Eastern Time

Cardinal Health, Inc.
7000 Cardinal Place
Dublin, Ohio 43017



Important notice regarding the availability of proxy materials for the Annual Meeting of Shareholders to be held on November 7, 2018:

This Notice of Annual Meeting of Shareholders, the accompanying proxy statement and our fiscal 2018 Annual Report to Shareholders are available at www.edocumentview.com/cah. These proxy materials are first being sent or made available to shareholders commencing on September 26, 2018.

Purpose

To vote on the following proposals:

(1) To elect the nine director nominees named in the proxy statement;

(2) To ratify the appointment of Ernst & Young LLP as our independent auditor for the fiscal year ending June 30, 2019;

(3) To approve, on a non-binding advisory basis, the compensation of our named executive officers;

(4) To vote on two shareholder proposals described in the accompanying proxy statement, if properly presented at the meeting; and

(5) To transact such other business as may properly come before the meeting or any adjournment or postponement.

Who may vote:

Shareholders of record at the close of business on September 10, 2018 are entitled to notice of, and to vote at, the meeting or any adjournment or postponement.

By Order of the Board of Directors.

September 26, 2018

Jessica L. Mayer

Jessica L. Mayer
*Executive Vice President, Deputy General Counsel
and Corporate Secretary*

Proxy Summary

This summary highlights information contained elsewhere in our proxy statement. This summary does not contain all the information that you should consider, and you should carefully read the entire proxy statement and our fiscal 2018 Annual Report to Shareholders before voting. References to our fiscal years in the proxy statement mean the fiscal year ended or ending on June 30 of such year. For example, "fiscal 2018" refers to the fiscal year ended June 30, 2018.

Fiscal 2018 Highlights

In fiscal 2018, we positioned the company for future growth, making a number of changes. In November 2017, we announced our succession plans for Chief Executive Officer and Chief Financial Officer, followed by other senior leadership changes later in the fiscal year. These transitions have gone very well.

- In January 2018, Michael C. Kaufmann became our Chief Executive Officer, succeeding George S. Barrett, who had served as Chairman and Chief Executive Officer for nine years. Mr. Kaufmann is a 28-year veteran of Cardinal Health who has held a range of senior leadership roles in both segments. He was most recently Chief Financial Officer and also oversaw Global Sourcing.

- Mr. Barrett became Executive Chairman of the Board in January 2018 and will retire from the Board at the 2018 Annual Meeting of Shareholders. Following Mr. Barrett's retirement, Mr. Kenny, the Board's independent Lead Director, will become the non-executive Chairman of the Board.

- Jorge M. Gomez succeeded Mr. Kaufmann as Chief Financial Officer. Over his 12-year career with Cardinal Health, Mr. Gomez has served as Chief Financial Officer for both segments, as well as Treasurer and Corporate Controller.

- In February 2018, Jon L. Giacomin transitioned to Chief Executive Officer — Medical Segment from Chief Executive Officer — Pharmaceutical Segment. During his nearly 17 years at Cardinal Health, Mr. Giacomin has served in a variety of operational leadership positions.

The following are fiscal 2018 performance highlights:

- Revenue increased 5% to $136.8 billion, in line with the Board-approved budget.

- GAAP operating earnings were $126 million, reflecting a non-cash Medical segment goodwill impairment charge. Non-GAAP operating

earnings of $2.6 billion would have been in line with budget, except for disappointing performance by our Cordis business and an incremental 401(k) plan contribution for all U.S. employees.

- GAAP diluted earnings per share ("EPS") was $0.81. Non-GAAP EPS was $5.00, in line with budget. Non-GAAP operating earnings underperformance was offset by the benefits of U.S. tax reform that arose after we had set our budget.

- Operating cash flow was $2.8 billion due to working capital changes.

To establish a foundation for future growth, we initiated a comprehensive review of our business focused on our portfolio, cost structure and capital deployment. Fiscal 2018 accomplishments and future areas of focus include:

- We divested our China distribution business and created a partnership with Clayton, Dubilier & Rice to jointly invest in naviHealth and accelerate its growth. These moves allow us to more sharply focus on our other businesses and strategy.

- We achieved our fiscal 2018 goal of at least $0.21 accretion in non-GAAP EPS from the Patient Recovery business and are focused on successfully integrating and operating the business.

- We installed a new management team in the Cordis business that is addressing operational issues, while maintaining sales momentum.

- Using new tools and analytics, we have launched significant cost reduction initiatives.

- We returned $1.1 billion to shareholders, including $581 million in dividends and $550 million in share repurchases, and we will continue to be disciplined and thoughtful in our capital deployment approach.

See Annex A for the reasons why we use non-GAAP financial measures and reconciliations to the comparable GAAP financial measures.

Governance and Board Highlights

- ✓ Eight of our nine director nominees are independent
- ✓ Independent, non-executive Chairman of the Board beginning in November 2018
- ✓ Ongoing Board refreshment: three new directors added in last four years
- ✓ Gender and ethnic diversity represented in more than 50% of our director nominees
- ✓ Board composition aligned to strategy, including majority of director nominees with significant healthcare experience

- ✓ Significant Board oversight on strategy, capital deployment and business performance (page 19)
- ✓ Appointed new internal CEO and CFO during fiscal 2018, highlighting the Board's focus on talent development and management succession planning (page 19)
- ✓ Strong Board oversight of risk, financial reporting, ethics and compliance program and compensation practices

- ✓ Ad Hoc Committee formed to assist the Board in its oversight of opioid-related issues (page 18)
- ✓ Long-standing, proactive shareholder engagement program (page 21)
- ✓ Annual board and individual director evaluations through interviews with outside facilitator (page 20)
- ✓ Annual election of directors with majority voting

Our 2018 Board Nominees

9 Nominees

Years of Service on Board of Directors

3	**3**	**3**
0-4 years	5-9 years	10-13 years

Average Tenure is **7 years**

Nominee Ages (years)

2	**5**	**2**
55-60	61-65	66-70

Average age **63 years**

Qualifications, Experience and Backgrounds



Board Leadership	●●●●●○○○○	5
Financial Expertise	●●●●●●○○○	6
Healthcare	●●●●●○○○○	5
Operations	●●●●●●○○○	6
Regulatory/Public Policy	●●●●●○○○○	5
International	●●●●●●○○○	6
Information Technology	●●●○○○○○○	3

Gender and Ethnic Diversity



4	**2**
Women	Ethnically Diverse



Colleen F. Arnold
Retired SVP, Sales
and Distribution, IBM
Age: 61
Director since **2007**
Independent
Committees:
N



Carrie S. Cox
Retired EVP and President, Global
Pharmaceuticals, Schering-Plough
and retired Chairman and CEO,
Humacyte, Inc.
Age: 61
Director since **2009**
Independent
Committees:
H, AH



Calvin Darden
Retired SVP of
U.S. Operations, UPS
Age: 68
Director since **2005**
Independent
Committees:
H, AH



Bruce L. Downey
Retired Chairman and CEO, Barr
Pharmaceuticals and Partner,
NewSpring Health Capital II, L.P.
Age: 70
Director since **2009**
Independent
Committees:
A, AH



Patricia A. Hemingway Hall
Retired President and CEO, Health
Care Service Corporation
Age: 65
Director since **2013**
Independent
Committees:
A, N



Akhil Johri
CFO, United Technologies
Age: 57
Director since **2018**
Independent
Committees:
A



Michael C. Kaufmann
CEO, Cardinal Health
Age: 55
Director since **2018**



Gregory B. Kenny
Retired President and CEO,
General Cable
Age: 65
Director since **2007**
Independent Lead Director
Committees:
N, AH



Nancy Killefer
Retired Senior Partner, Public
Sector Practice, McKinsey
Age: 64
Director since **2015**
Independent
Committees:
H

A: Audit   AH: Ad Hoc   N: Nominating and Governance   H: Human Resources and Compensation

Addressing the Opioid Crisis

Our Board of Directors ("Board") and the entire Cardinal Health team care deeply about the devastating impact on our communities of the over-prescribing of opioid pain medications and the abuse of pain medications and illegal "street" narcotics. We are working to help solve this complex national public health crisis. Like so many others across this nation, we have family members, friends and colleagues who have been impacted by the devastating consequences of opioid overuse and abuse. We also have family members, friends and colleagues who rely on these medications to address suffering associated with terminal illnesses, painful neurological conditions, severe injuries and recovery from surgeries.

One of the key public policy issues that must be solved in addressing the opioid epidemic is the challenge posed by the over-prescribing of opioids. As a pharmaceutical wholesale distributor, we do not control either the supply of, or the demand for, opioids, since we do not manufacture medications or write prescriptions. We understand and take seriously our responsibility to maintain a rigorous anti-diversion program, while ensuring that medications are available for patients who need them. And, of course, we do not have any involvement with the serious problem of dangerous illegal street drugs.

Role in Pharmaceutical Supply Chain and Supply Chain Integrity



Patient visits healthcare provider

A patient visits a licensed healthcare provider with a health problem, and the provider makes a medical diagnosis and issues a prescription.

Patient fills prescription at pharmacy

A patient has the prescription filled by a government-licensed pharmacist at one of the country's more than 65,000 pharmacies.

Pharmacist places order with distributor

Pharmacies stock inventory of medications, when needed, by placing orders with a pharmaceutical distributor.

Distributor orders from manufacturer and transports products to pharmacy

The distributor receives all kinds of pharmaceutical products from manufacturers and securely transports them to licensed pharmacies.

Anti-diversion Program

We distribute all types of medications, including those used to treat high blood pressure, diabetes and cancer, as well as those used to treat acute and chronic pain. With respect to opioid pain medications, we are industry leaders in implementing state-of-the-art controls to combat the diversion of these medications from legitimate uses. Our program includes advanced analytics, technology and on-the-ground deployment of investigators to evaluate our pharmacy customers, scrutinize their orders and block and report orders that do not meet our strict anti-diversion criteria. We continuously improve our program, while remaining committed to our critical role in supplying pharmacies the medications that they need for their patients.



Knowing our customers

We use a multi-factor process to evaluate pharmacies before they become our customer, including taking steps to understand their business and historical prescription drug ordering patterns.



Electronic monitoring and analytics

Every order for a controlled substance passes through our order monitoring system, which tracks the order against statistical benchmarks for signs of potential diversion. If an order is deemed suspicious, it is canceled and reported to the DEA and applicable state regulators.



Site visits

We have a team of experienced investigators, including former DEA and state investigators, who regularly conduct customer site visits, both announced and unannounced.



Management Committee

We have a committee of senior anti-diversion and regulatory experts and supply chain integrity staff that meets regularly to evaluate customers with large-volume orders of controlled substances.

Board Engagement and Governance

The Board is committed to ensuring that Cardinal Health is a positive force in solving the opioid epidemic. The Board and its committees regularly review our anti-diversion and controlled substance monitoring systems and our ethics and compliance program with members of management who are responsible for the day-to-day operation of these systems and program. The Board also has supported the company's Opioid Action Program and its initiatives aimed at addressing the crisis.

In 2012, the Board appointed a special committee of independent directors to conduct a review, utilizing independent counsel, of our anti-diversion program. The committee produced reports in 2013 and 2014 that found that we had implemented and maintained a robust system of controls to

detect and report suspicious orders and that our Board was well-informed about those controls. More details about this special committee and its reports are found on our website at www.cardinalhealth.com under "About Us — Corporate Citizenship — Addressing the Opioid Crisis: Board Engagement and Governance."

In February 2018, the Board formed an Ad Hoc Committee of independent directors to assist the Board in its oversight of opioid-related issues. The Ad Hoc Committee is responsible for assisting the Board in overseeing the company's multifaceted response to the opioid epidemic and providing advice, regular reports and recommendations to the Board on these issues. The members of the Ad Hoc Committee are:



Bruce L. Downey, Chair
Retired Chairman and CEO of
Barr Pharmaceuticals
Began career at U.S. Department of
Justice and was later a partner at
Winston & Strawn
Director since **2009**



Greg B. Kenny
Independent Lead Director
Incoming Chairman of the Board
Retired President and CEO of
General Cable
Director since **2007**



Carrie S. Cox
Retired EVP and President
Global Pharmaceuticals,
Schering-Plough
Director since **2009**



Calvin Darden
Retired SVP of U.S. Operations, UPS
Director since **2005**

The Ad Hoc Committee met seven times from February 2018 through September 2018 and will continue to meet regularly. During its meetings, the Ad Hoc Committee receives and discusses reports from management and the company's external advisors (as appropriate) and provides input and direction. For example, the Ad Hoc Committee receives updates regarding:

- anti-diversion and controlled substance monitoring programs;
- potential solutions to alleviate the opioid epidemic;
- risks posed by the opioid epidemic to Cardinal Health from a legal, financial and reputational perspective;

- litigation, including the Multi-District Litigation before Judge Polster in Ohio and related settlement discussions;
- the investigations and negotiations led by the State Attorneys General "Multistate" Group;
- changes in the regulatory and legislative environment;
- Cardinal Health's Opioid Action Program; and
- corporate governance and engagement with key stakeholder groups, including shareholders, customers, employees and others.

Generation Rx and Opioid Action Program

Cardinal Health has been a leader for nearly a decade in pioneering and supporting impactful prevention and education programs to combat opioid abuse and diversion under the umbrella of Generation Rx. In November 2017, we began our Opioid Action Program with four elements, each cited by leading experts as critical to the fight to reduce opioid abuse and casualties:

Medical school training

With our support, more than 90 medical school faculty members from 30 schools recently gathered to begin work on a curriculum for medical schools across the country to teach future physicians better prescribing practices to manage pain and how to respond to prescription opioid misuse and abuse. The participants are developing a white paper detailing an opioid-management curriculum that can be adopted and implemented by medical schools nationwide.

Prevention education and better prescribing practices

We have awarded over 70 grants, including prevention education grants, prescriber grants and community grants, to non-profit organizations fighting opioid abuse and misuse and providing education, advocacy and support.

Narcan donation program

We have provided more than 75,000 dosage units of overdose-reversing Narcan free of charge for use by first responders and law enforcement.

Drug take back

In partnership with a customer, we supported drug take-back events at over 100 locations in 26 states during 2018, with more than 100 Cardinal Health employee volunteers and local law enforcement and DEA officials providing safe, secure disposal of medications.

Attending the Annual Meeting of Shareholders

		
Time and Date Wednesday, November 7, 2018 8:00 a.m. Eastern Time	**Place** Cardinal Health, Inc. 7000 Cardinal Place Dublin, Ohio 43017	**Record Date** September 10, 2018

See page 55 for instructions on how to gain admission to Cardinal Health's 2018 Annual Meeting of Shareholders (the "Annual Meeting").

Roadmap to Voting Matters

Shareholders will be asked to vote on the following proposals at the Annual Meeting:

Proposal	Board Recommendation	Page Reference
Proposal 1: to elect the nine director nominees named in this proxy statement	**FOR** each director nominee	9
Proposal 2: to ratify the appointment of Ernst & Young LLP as our independent auditor for the fiscal year ending June 30, 2019	**FOR**	24
Proposal 3: to approve, on a non-binding advisory basis, the compensation of our named executive officers	**FOR**	26
Proposal 4: shareholder proposal on a policy to not exclude legal and compliance costs for purposes of determining executive compensation	**AGAINST**	49
Proposal 5: shareholder proposal on the ownership threshold for calling a special meeting of shareholders	**AGAINST**	51

How to Vote

			
Internet Visit 24/7 www.envisionreports.com/CAH	**Telephone** By calling the toll free number 1-800-652-VOTE (8683) within the United States, U.S. territories or Canada, and following instructions provided by the recorded message	**Mail** Mark, sign and date your proxy card and return it by mail in the enclosed postage-paid envelope	**In person** You may attend the Annual Meeting and vote by ballot

Corporate Governance

Proposal 1 — Election of Directors

Our Board of Directors currently has 12 members. Nine of our directors are standing for election at the Annual Meeting to serve until the next Annual Meeting of Shareholders and until their successor is duly elected and qualified. Other than Messrs. Kaufmann and Johri, who joined the Board in January and February 2018, respectively, all nominees were elected at last year's Annual Meeting of Shareholders. Given his retirement at the Annual Meeting, Executive Chairman of the Board Barrett is not standing for re-election. In addition, Clayton M. Jones and David P. King, directors since 2012 and 2011, respectively, have decided not to stand for re-election at the Annual Meeting. The size of the Board will be reduced to nine at that time.

David J. Anderson, a director since 2014, resigned from the Board in September 2018 in light of his new responsibilities as Chief Financial Officer of Nielsen Holdings plc.

Each director nominee agreed to be named in this proxy statement and to serve if elected. If, due to death or other unexpected occurrence, one or more of the director nominees is not available for election, proxies will be voted for the election of all remaining nominees and any substitute nominee the Board selects.

☑ **The Board recommends that you vote FOR the election of the nominees listed on pages 10 to 14.**

Board Membership Criteria: What we look for

The Nominating and Governance Committee considers and reviews with the Board the appropriate skills and characteristics for Board members in the context of the Board's current composition and objectives. Criteria for identifying and evaluating candidates for the Board include:

- business experience, qualifications, attributes and skills, such as relevant industry knowledge (including healthcare, supply chain and logistics), operations, management, information technology, accounting and finance, strategic planning and international markets;

- leadership experience as a chief executive officer, senior executive or leader of a significant business operation or function;

- independence (including independence from the interests of a particular group of shareholders);

- judgment and integrity;

- ability to commit sufficient time and attention to the activities of the Board;

- diversity of age, gender and ethnicity;

- absence of potential conflicts with our interests; and

- such other criteria as the Board may determine relevant.

Our Director Nominees

The Board seeks members that possess the experience, skills and diverse backgrounds to perform effectively in overseeing the company's current and evolving business and strategic direction and to properly perform the Board's oversight responsibilities. All of our director nominees bring to the Board a wealth of executive leadership experience derived from their diverse professional backgrounds and areas of expertise. As a group, they

have business acumen, healthcare and global business experience and financial expertise, as well as public company board experience. Each of our director nominees has sound judgment and integrity and is able to commit sufficient time and attention to the activities of the Board. All director nominees other than our Chief Executive Officer are independent.

Colleen F. Arnold



Age 61

Director
since: 2007

Board Committees:
Nominating and
Governance

**Independent
Director**

Senior Vice President, Sales and Distribution, International Business Machines Corporation (retired)

Director Qualification Highlights
- Information Technology
- International and Global Leadership
- Operations

Other Public Boards:
WestRock Company, a multinational provider of paper and packaging solutions (since July 2018)

Biography
Ms. Arnold was Senior Vice President, Sales and Distribution of International Business Machines Corporation ("IBM"), a provider of systems, financing, software and services, from 2014 until 2016. From 1998 to 2014, she held a number of senior positions with IBM, including: Senior Vice President, Application Management Services, IBM Global Business Services; General Manager of GBS Strategy, Global Consulting Services, Global Industries and Global Application Services; General Manager, Europe; General Manager, Australia and New Zealand Global Services; and CEO, Global Services Australia, an IBM joint venture.

Skills and Qualifications of Particular Relevance to Cardinal Health
A former senior executive of IBM for over 15 years, Ms. Arnold's significant experience in the areas of information technology and global leadership contributes to the Board's discussions regarding our business and strategy. Given her extensive international business experience, including leadership of international commercial operations at IBM, Ms. Arnold provides valuable insights for our presence in international markets. She also brings to the Board more than 30 years of relevant experience in the areas of executive leadership and strategic planning.

Carrie S. Cox



Age 61

Director
since: 2009

Board Committees:
Human Resources
and Compensation,
Ad Hoc

**Independent
Director**

Executive Vice President and President of Global Pharmaceuticals, Schering-Plough Corporation (retired); Chairman and Chief Executive Officer of Humacyte, Inc. (retired)

Director Qualification Highlights
- Healthcare
- Regulatory / Public Policy
- Board Leadership
- International
- Operations

Other Public Boards:
Texas Instruments Incorporated, a developer, manufacturer and marketer of semiconductors (since 2004); Celgene Corporation, a biopharmaceutical company (since 2009); electroCore, Inc., a commercial-stage bioelectronic medicine company (since June 2018); Array BioPharma Inc., a commercial-stage biopharmaceutical company (since August 2018)

Biography
Ms. Cox serves as Executive Chairman of Humacyte, Inc., a privately held, development stage company focused on regenerative medicine, where she previously served as Chairman and Chief Executive Officer from 2010 to June 2018. She was Executive Vice President and President of Global Pharmaceuticals at Schering-Plough Corporation, a multinational branded pharmaceutical manufacturer, from 2003 until its merger with Merck & Co. in 2009. She was Executive Vice President and President of the Global Prescription Business of Pharmacia Corporation, a pharmaceutical and biotechnology company, from 1997 to 2003.

Skills and Qualifications of Particular Relevance to Cardinal Health
Through her roles as an executive of Schering-Plough, President of Pharmacia's Global Prescription business, Chief Executive Officer of Humacyte and a licensed pharmacist, Ms. Cox brings to the Board substantial expertise in healthcare, particularly the branded pharmaceutical and international aspects. She worked in the global branded pharmaceutical industry for over 30 years, giving her relevant experience with large, multinational healthcare companies in the areas of regulatory compliance, global markets and manufacturing operations. She also brings to the Board valuable perspectives and insights from her service on the boards of directors of Celgene, including its Compensation and Development Committee, and Texas Instruments, including its Compensation Committee, as well as her former service as Texas Instruments' Lead Director.

Calvin Darden



Age 68

Director
since: 2005

Board Committees:
Human Resources
and Compensation,
Ad Hoc

**Independent
Director**

Senior Vice President of U.S. Operations of United Parcel Service, Inc. (retired)

Director Qualification Highlights

- Operations
- Distribution / Supply Chain
- Labor Relations

Other Public Boards:

Target Corporation, an operator of large-format general merchandise discount stores (since 2003); Aramark Corporation, a global provider of food, facilities and uniform services (since February 2018); Coca-Cola Enterprises, Inc., a marketer, manufacturer and distributor of nonalcoholic beverages in selected international markets (2004 – 2016)

Biography

Mr. Darden was Senior Vice President of U.S. Operations of United Parcel Service, Inc. ("UPS"), an express carrier and package delivery company, from 2000 until 2005. During his 33-year career with UPS, he served in a number of senior leadership positions, including developing the corporate quality strategy for UPS and leading the business and logistics operations for its Pacific Region, the largest region of UPS at that time.

Skills and Qualifications of Particular Relevance to Cardinal Health

A former executive officer of UPS, Mr. Darden has expertise in supply chain networks and logistics that contributes to the Board's understanding of these important aspects of our business. He has over 30 years of relevant experience in the areas of operations, distribution and supply chain, efficiency and quality control, human resources and labor relations. He also brings to the Board valuable perspectives and insights from his service on the boards of directors of Target and Aramark Corporation, including their respective Compensation Committees, as well as his prior service on the board of directors of Coca-Cola Enterprises, including its Human Resources and Compensation Committee.

Bruce L. Downey



Age 70

Director
since: 2009

Board Committees:
Audit, Ad Hoc

**Independent
Director**

Chairman and Chief Executive Officer of Barr Pharmaceuticals, Inc. (retired); Partner of NewSpring Health Capital II, L.P.

Director Qualification Highlights

- Healthcare
- Regulatory / Public Policy
- Operations
- International
- Financial Expertise
- Board Leadership

Other Public Boards:

Momenta Pharmaceuticals, Inc., a biotechnology company (since 2009)

Biography

Mr. Downey was Chairman and Chief Executive Officer of Barr Pharmaceuticals, Inc., a global generic pharmaceutical manufacturer, from 1994 to 2008. Mr. Downey has served on a part-time basis as a Partner of NewSpring Health Capital II, L.P., a venture capital firm, since 2009.

Skills and Qualifications of Particular Relevance to Cardinal Health

Having spent 14 years as Chairman and Chief Executive Officer of Barr Pharmaceuticals, Mr. Downey brings to the Board substantial global experience in the areas of healthcare, regulatory compliance, manufacturing operations, finance, human resources and corporate governance. He offers valuable experience in the pharmaceutical and international aspects of our businesses. Mr. Downey brings to the Board valuable perspectives and insights from his service on the board of directors of Momenta Pharmaceuticals, including on its Audit Committee, and from his prior service as Chairman of Barr Pharmaceuticals' board of directors. Before his career at Barr Pharmaceuticals, Mr. Downey was a practicing attorney for 20 years, having worked in both private practice and with the U.S. Department of Justice.

Patricia A. Hemingway Hall



President and Chief Executive Officer of Health Care Service Corporation (retired)

Director Qualification Highlights
- Healthcare
- Regulatory / Public Policy
- Financial Expertise
- Information Technology
- Board Leadership

Other Public Boards:
ManpowerGroup Inc., a workforce solutions company (since 2011); Celgene Corporation, a biopharmaceutical company (since April 2018)

Age 65

Director since: 2013

Board Committees: Audit, Nominating and Governance

Independent Director

Biography

Ms. Hemingway Hall served as President and Chief Executive Officer of Health Care Service Corporation, a mutual health insurer ("HCSC"), from 2008 until 2016. Previously, she held several leadership positions at HCSC, including President and Chief Operating Officer from 2007 to 2008 and Executive Vice President of Internal Operations from 2006 to 2007.

Skills and Qualifications of Particular Relevance to Cardinal Health

As retired President and Chief Executive Officer of HCSC, the largest customer-owned health insurer in the United States operating through several state Blue Cross and Blue Shield Plans, Ms. Hemingway Hall brings to the Board valuable experience regarding evolving healthcare payment models at a time of change and reform in the healthcare industry. She has worked in the healthcare industry for over 30 years, first as a registered nurse and later in health insurance, and has relevant experience in the areas of healthcare reform, regulatory compliance, government relations, finance, information technology and human resources. She also brings to the Board valuable perspectives and insights from her service on the boards of directors of ManpowerGroup and Celgene, including their respective Audit Committees, as well as from chairing ManpowerGroup's Nominating and Governance Committee.

Akhil Johri



Chief Financial Officer, United Technologies Corporation

Director Qualification Highlights
- Financial Expertise (Current CFO)
- International
- Acquisitions
- Information Technology

Other Public Boards:
None

Age 57

Director since: February 2018

Board Committees: Audit

Independent Director

Biography

Mr. Johri has served as Chief Financial Officer of United Technologies Corporation ("UTC"), a provider of high technology products and services to the building systems and aerospace industries, since 2015. From 2013 to 2014, he served as Chief Financial Officer and Chief Accounting Officer of Pall Corporation, a global supplier of filtration, separations and purifications products, and from 2011 to 2013, he was Vice President of Finance and Chief Financial Officer of UTC Propulsion & Aerospace Systems, which included Pratt & Whitney and UTC Aerospace Systems. Mr. Johri's prior roles with UTC include leading investor relations, as well as holding senior financial roles with global business units, including 12 years in the Asia Pacific Region.

Skills and Qualifications of Particular Relevance to Cardinal Health

Having spent more than 25 years in financial leadership positions with UTC and Pall Corporation, Mr. Johri brings to the Board substantial experience in the areas of global finance and accounting, international markets, mergers and acquisitions, information technology and investor relations. Drawing upon his financial expertise, he provides valuable insights in the areas of financial reporting, accounting, internal controls and capital markets, as well as international tax and finance. Through his experience in senior leadership roles with UTC's businesses, he provides a deep understanding of financial and strategic implications impacting a publicly-traded multinational company.

Michael C. Kaufmann



Chief Executive Officer, Cardinal Health, Inc.

Director Qualification Highlights
- Cardinal Health Operations
- Healthcare
- Financial Expertise (Former CFO)
- International
- Acquisitions
- Regulatory / Public Policy

Other Public Boards:
MSC Industrial Direct Co., Inc., a distributor of metal working, maintenance, repair and operations products and services (since 2015)

Age 55
Director since: January 2018

Biography
Mr. Kaufmann has served as Chief Executive Officer of Cardinal Health since January 2018. From 2014 to December 2017, he served as Chief Financial Officer and from 2009 to 2014, he served as Chief Executive Officer — Pharmaceutical Segment. Prior to that, he held a range of other senior leadership roles at Cardinal Health across operations, sales and finance, including in both the Pharmaceutical and Medical segments.

Skills and Qualifications of Particular Relevance to Cardinal Health
As our Chief Executive Officer and a 28-year veteran of Cardinal Health, Mr. Kaufmann draws on his deep knowledge of our daily operations and our industry, customers, vendors, employees and shareholders to provide the Board with a unique and very important perspective on the company and a conduit for information from management. Prior leadership positions across the company provide him with expertise in the areas of healthcare, distribution operations, finance, international markets, mergers and acquisitions and regulatory compliance. He also provides the Board with an understanding of the strategic and financial implications impacting our company from having played an important role in key strategic initiatives, including the Red Oak Sourcing joint venture with CVS Health. In addition, Mr. Kaufmann brings relevant experience and perspectives to the Board from his service on the board of directors of MSC Industrial Direct, including its Audit and Compensation Committees.

Gregory B. Kenny



President and Chief Executive Officer of General Cable Corporation (retired)

Director Qualification Highlights
- Board Leadership
- Operations
- International
- Financial Expertise

Other Public Boards:
Ingredion Incorporated, a corn refining and ingredient company (since 2005); AK Steel Holding Corporation, an integrated producer of flat-rolled, carbon and electrical stainless steels and tubular products (since 2016); General Cable Corporation (1997 – 2015)

Age 65
Director since: 2007
Board Committees: Nominating and Governance, Ad Hoc

Independent Lead Director and Chairman of the Board, effective November 2018

Biography
Mr. Kenny served as President and Chief Executive Officer of General Cable Corporation, a global manufacturer of aluminum, copper and fiber-optic wire and cable products, from 2001 until 2015. Prior to that, he was President and Chief Operating Officer of General Cable from 1999 to 2001 and Executive Vice President and Chief Operating Officer from 1997 to 1999. Mr. Kenny previously served in executive level positions at Penn Central Corporation, where he was responsible for corporate business strategy, and in diplomatic service as a Foreign Service Officer with the U.S. Department of State.

Skills and Qualifications of Particular Relevance to Cardinal Health
Mr. Kenny, who has been selected as our non-executive Chairman of the Board effective at the Annual Meeting, brings to the Board significant experience in the areas of Board leadership, manufacturing operations, international markets, finance, human resources and corporate governance. He provides the Board with a deep understanding of the strategic and financial implications impacting a global business with manufacturing and distribution operations. He also draws upon his Board governance and leadership experience as Chairman of our Nominating and Governance Committee, the past Chairman of our Human Resources and Compensation Committee and Chairman of the Board and Chairman of the Corporate Governance and Nominating Committee at Ingredion. As our independent Lead Director, Mr. Kenny has promoted strong independent Board leadership during our recent senior leadership transitions and a robust, deliberative decision-making process among independent directors. He also meets with shareholders and represents their perspectives in Board discussions. Mr. Kenny also brings to the Board valuable perspectives and insights from his service on AK Steel's board of directors and his prior service on General Cable's board of directors.

Nancy Killefer



Age 64

Director
since: 2015

Board Committees:
Human Resources
and Compensation

**Independent
Director**

Senior Partner, Public Sector Practice, McKinsey & Company, Inc. (retired)

Director Qualification Highlights
- Strategic Planning
- Healthcare
- Regulatory / Public Policy
- Financial Expertise
- Board Leadership

Other Public Boards:
Avon Products, Inc., a global manufacturer and marketer of beauty products (since 2013); Computer Sciences Corporation, a global provider of information technology services (2013 – 2015); The Advisory Board Company, a provider of software and solutions to the healthcare and education industries (2013 – 2017); CSRA, Inc., a provider of information technology services to the U.S. federal government (2015 – April 2018)

Biography
Ms. Killefer served as Senior Partner of McKinsey & Company, Inc., a global management consulting firm, from 1992 until 2013. She joined McKinsey in 1979 and held a number of key leadership roles, including serving as a member of the firm's governing board. Ms. Killefer founded McKinsey's Public Sector Practice in 2007 and served as its managing partner until her retirement. She also served as Assistant Secretary for Management, Chief Financial Officer and Chief Operating Officer for the U.S. Department of Treasury from 1997 to 2000.

Skills and Qualifications of Particular Relevance to Cardinal Health
Having served in key leadership positions in both the public and private sectors and provided strategic counsel to healthcare and consumer-based companies during her 30 years with McKinsey, Ms. Killefer brings to the Board substantial experience in the areas of strategic planning, including healthcare strategy and marketing and brand-building. Her extensive experience as managing partner of McKinsey's Public Sector Practice and as a chief financial officer of a government agency provides valuable insights in the areas of government relations, public policy and finance. Ms. Killefer also brings to the Board valuable perspectives and insights from her service on the boards of directors of Avon Products, including its Compensation and Management Development Committee, The Advisory Board and CSRA, Inc., including as its independent Chair.

Director Skills Matrix

Our director nominees possess relevant experience, skills and qualifications that contribute to a well-functioning Board that effectively oversees the company's strategy and management.

Director Nominee Qualifications and Experience	Arnold	Cox	Darden	Downey	Hemingway Hall	Johri	Kaufmann	Kenny	Killefer
Board leadership as a board chair, lead director or committee chair equips directors to lead our Board		✓		✓	✓			✓	✓
Financial expertise as a finance executive or CEO brings valuable experience to the Board and our management team				✓	✓	✓	✓	✓	✓
Healthcare expertise as a leader of a healthcare company or a consulting firm with a healthcare practice provides industry experience		✓		✓	✓		✓		✓
Operations experience increases the Board's understanding of our distribution and manufacturing operations	✓	✓	✓	✓			✓	✓	
Regulatory/public policy experience helps management assess and respond to an evolving business and healthcare regulatory environment		✓		✓	✓		✓		✓
International experience brings critical insights into the opportunities and risks of our international businesses	✓	✓		✓		✓	✓	✓	
Information technology experience provides critical insights into the information technology aspects of our business	✓				✓	✓			

Our Board's Composition and Structure

Our Board Leadership Structure

Our Board is currently led by an Executive Chairman of the Board and an independent Lead Director with a separate Chief Executive Officer. The Board has selected Mr. Kenny to serve as the non-executive Chairman of the Board effective at the Annual Meeting when our Executive Chairman retires.

Our Corporate Governance Guidelines provide that the Board is responsible for selecting the Chairman of the Board and the Chief Executive Officer. While historically, these roles have been combined, the Board decided to separate the roles when it appointed Mr. Kaufmann as Chief Executive Officer. In making this change, the Board considered a wide range of factors, including current market practice and the views of shareholders, and selected the leadership structure that the Board determined most appropriate at the present time. The Nominating and Governance Committee periodically reviews and assesses the Board's leadership structure.

Mr. Kenny has served as independent Lead Director (elected annually by the independent directors) since November 2014. In that role, he

- works closely with the Executive Chairman of the Board and the Chief Executive Officer in developing the agenda and materials for Board meetings and approves the agenda and information sent to the Board,
- consults with and advises the Executive Chairman of the Board and the Chief Executive Officer on matters arising between Board meetings,
- sets the agenda for and leads all executive sessions of independent directors,
- holds governance discussions with large investors and attends a major healthcare investor conference with management, at which he also meets with many of our investors, and
- performs the other duties set forth in our Corporate Governance Guidelines.

Board Diversity

Our Corporate Governance Guidelines provide that the Board should be diverse, engaged and independent. In identifying and evaluating candidates for the Board, the Nominating and Governance Committee considers the diversity of the Board, including diversity of skills, experience and backgrounds, as well as ethnic and gender diversity. We believe that our Board nominees appropriately reflect a diversity of skills, of professional, gender, ethnic and personal backgrounds, and of experience. We also believe that they strike the right balance of longer serving and newer directors.



Gender and Ethnic Diversity		Years of Service on Board of Directors		
4	2	3	3	3
Women	Ethnically Diverse	0-4 years	5-9 years	10-13 years
			Average Tenure is **7 years**	

How We Identify, Add and On-Board New Directors

The Nominating and Governance Committee is responsible for identifying, reviewing and recommending candidates for Board membership. Our Board is responsible for selecting candidates for election as directors.

While the process may vary depending on the director candidate, a search firm identified Mr. Johri and the Nominating and Governance Committee recommended him using the following approach:



1	2	3	4
Identify needs	**Retain search firm**	**Conduct interviews**	**Select nominee**
May 2017	July 2017	October 2017 - January 2018	February 2018
Following the annual Board evaluation process, the Nominating and Governance Committee assessed the Board's composition and focused on the need for another director with deep multinational finance, accounting and tax expertise.	The committee retained a search firm, which identified Mr. Johri and other candidates.	Members of the Nominating and Governance Committee and other directors interviewed Mr. Johri and other candidates.	The Nominating and Governance Committee recommended Mr. Johri to the Board, which elected him as a director.

Upon joining the Board, Mr. Johri participated in a comprehensive, full-day director orientation program, which included meetings with senior management. This orientation program helps new directors become familiar with our businesses and strategy, significant financial matters, ethics and compliance program, corporate governance practices, risk management, human resources and investor relations.

Director Attendance

The Board held nine meetings during fiscal 2018. Each director attended 75% or more of the meetings of the Board and Board committees on which he or she served during the fiscal year.

Ten of our 11 directors at the time attended the 2017 Annual Meeting of Shareholders. Absent unusual circumstances, each director is expected to attend the Annual Meeting of Shareholders.

Board Committees

The Board has an Audit Committee, a Nominating and Governance Committee and a Human Resources and Compensation Committee (the "Compensation Committee"). Each member of these committees is independent under our Corporate Governance Guidelines and under applicable committee independence rules.

The charter for each of these committees is available on our website at www.cardinalhealth.com under "About Us — Corporate — Investor Relations — Corporate Governance — Board Committees and Charters." This information also is available in print (free of charge) to any shareholder who requests it from our Investor Relations department.

In February 2018, the Board formed an Ad Hoc Committee of independent directors to assist the Board in its oversight of opioid-related issues.

Audit Committee

Members:[1]

Clayton M. Jones (Chair)[2]
Bruce L. Downey
Patricia A. Hemingway Hall
Akhil Johri[3]

Meetings in fiscal 2018: 7

The Audit Committee's primary duties are to:

- oversee the integrity of our financial statements, including reviewing annual and quarterly financial statements and earnings releases and the effectiveness of our internal and disclosure controls;

- appoint the independent auditor and oversee its qualifications, independence and performance, including pre-approving all services by the independent auditor;

- review our internal audit plan and oversee our internal audit department;

- approve the appointment of our Chief Legal and Compliance Officer and oversee our ethics and compliance program and our compliance with applicable legal and regulatory requirements; and

- oversee our major financial and information technology risk exposures and our process for assessing and managing risk through our enterprise risk management program.

The Board has determined that each member of the Audit Committee is an "audit committee financial expert" for purposes of the Securities and Exchange Commission ("SEC") rules.

Nominating and Governance Committee

Members:

Gregory B. Kenny (Chair)
Colleen F. Arnold
Patricia A. Hemingway Hall

Meetings in fiscal 2018: 4

The Nominating and Governance Committee's primary duties are to:

- identify, review and recommend candidates for the Board, including recommending criteria to the Board for potential Board candidates and assessing the qualifications, attributes, skills, contributions and independence of individual directors and director candidates;

- make recommendations to the Board concerning the structure, composition and functions of the Board and its committees;

- advise the Board on Board leadership and leadership structure;

- review our corporate governance guidelines and practices and recommend changes;

- conduct the annual Board evaluation and oversee the process for the evaluation of each director; and

- oversee our policies and practices regarding political expenditures.

(1) David J. Anderson served on the Audit Committee from September 2017, when he was re-appointed to the committee after his employment with Alexion Pharmaceuticals, Inc. ("Alexion") ended, until he resigned from the Board in September 2018.
(2) Mr. Jones has decided not to stand for re-election at the Annual Meeting and his term will expire at that time.
(3) Mr. Johri was appointed to the Audit Committee in February 2018.

Human Resources and Compensation Committee

Members:

David P. King (Chair)[1]
Carrie S. Cox
Calvin Darden
Nancy Killefer

Meetings in fiscal 2018: 8

The Compensation Committee's primary duties are to:

- approve compensation for the Chief Executive Officer, establish relevant performance goals and evaluate his performance;
- approve compensation for our other executive officers and oversee their evaluations;
- make recommendations to the Board with respect to the adoption of equity and incentive compensation plans and to administer such plans;
- review our non-management directors' compensation program and recommend changes to the Board;
- oversee the management succession process for the Chief Executive Officer and senior executives;
- oversee workplace diversity initiatives and progress;
- oversee and assess material risks related to compensation arrangements; and
- assess the independence of Compensation Committee's consultant and evaluate its performance.

The Compensation Discussion and Analysis, which begins on page 27, discusses how the Compensation Committee makes compensation-related decisions regarding our named executive officers.

Ad Hoc Committee

Members:

Bruce L. Downey (Chair)
Carrie S. Cox
Calvin Darden
Gregory B. Kenny

Meetings from February 2018 formation through September 2018: 7

The Ad Hoc Committee assists the Board in its oversight of Cardinal Health's response to the nationwide problem of prescription opioid abuse by providing advice, regular reports and recommendations to the Board. During its meetings, the Ad Hoc Committee receives and discusses reports from management and the company's external advisors (as appropriate) and provides input and direction. For example, the Ad Hoc Committee receives updates regarding:

- anti-diversion and controlled substance monitoring programs;
- potential solutions to alleviate the opioid epidemic;
- risks posed by the opioid epidemic to Cardinal Health from a legal, financial and reputational perspective;
- litigation, including the Multi-District Litigation before Judge Polster in Ohio and related settlement discussions;
- the investigations and negotiations led by the State Attorneys General "Multistate" Group;
- changes in the regulatory and legislative environment;
- Cardinal Health's Opioid Action Program; and
- corporate governance and engagement with key stakeholder groups, including shareholders, customers, employees and others.

(1) Mr. King has decided not to stand for re-election at the Annual Meeting and his term will expire at that time.

Our Board's Primary Role and Responsibilities and Processes

Our Board's Primary Role and Responsibilities

Our Corporate Governance Guidelines provide that our Board serves as the representative of, and acts on behalf of, all the shareholders of Cardinal Health. In that regard, some primary functions of the Board include:

- reviewing, evaluating and, where appropriate, approving the company's major business strategies, capital deployment and long-term plans and reviewing its performance;
- planning for and approving management succession; and
- overseeing the company's policies and procedures for assessing and managing risk.

How our Board Oversees Our Performance, Strategy and Capital Deployment

The Board receives regular updates on company performance and regularly discusses our strategy in light of our performance, the competitive environment, developments in the rapidly changing healthcare industry and the global business and economic environment. The Board reviews and approves capital deployment, including dividends, share repurchase plans and significant acquisitions and divestitures.

At least annually, the Board conducts a dedicated strategy session with in-depth discussions of the healthcare industry, specific businesses and new business opportunities. These sessions include external speakers, such as business partners and advisors, as well as off-site visits to company facilities and customer locations. At these sessions, the Board discusses risks related to our strategies, including those resulting from possible competitor, customer and supplier actions, the changing healthcare industry and new technologies. The Board also discusses various elements of strategy at each regular quarterly meeting. The collective backgrounds, skills and experiences of our directors, including broad healthcare experience, contribute to robust discussions of strategy and the related risks.

The following are some recent examples of our Board's oversight and engagement in these areas:

- To establish a foundation for future growth, the Board has worked with management to initiate a comprehensive review of our business focused on our portfolio, cost structure and capital deployment. The Board discussed the business review at four meetings during fiscal 2018 and fiscal 2019 to date. In May 2018, the Board designated three independent directors to discuss the progress of this review with senior management between Board meetings.
- At each in-person meeting during fiscal 2018, the Board reviewed the performance of, and management's plans to address, the Cordis business and received an update on integration of the recently-acquired Patient Recovery business.

- The Board reviewed and discussed strategic alternatives for our China distribution business at seven meetings during fiscal 2017 and 2018, approving the sale of the business in November 2017.
- The Board reviewed and discussed strategic alternatives for our naviHealth business at three meetings later in fiscal 2018. In June 2018, the Board approved the sale of our ownership interest in the business for cash proceeds and a 44% interest in a new partnership with Clayton, Dubilier & Rice that now owns naviHealth.

How our Board Engages in Management Succession

The Board is actively engaged in our talent management program. The Compensation Committee oversees the process for succession planning for the Chief Executive Officer and other senior executives, and management provides an organizational update at each quarterly Compensation Committee meeting.

The full Board holds a formal succession planning and talent review session annually, which includes succession planning for the Chief Executive Officer and other senior executives. These sessions include identification and development of internal candidates and take into account desired leadership skills and key capabilities and experience in light of our current and evolving business and strategic direction.

Directors interact with our leaders through Board presentations and discussions, as well as through informal events and interactions throughout the year in small group and planned one-on-one sessions.

As a result of our succession planning process, effective January 1, 2018, the Board appointed Mr. Kaufmann as Chief Executive Officer and Mr. Gomez as Chief Financial Officer. Mr. Kaufmann succeeded Mr. Barrett, who had served as Chairman and Chief Executive Officer for nine years. The Board considered both Mr. Kaufmann's deep understanding of the company and healthcare industry and his strong performance in senior leadership roles in selecting him as Cardinal Health's next Chief Executive Officer.

- Mr. Kaufmann is a 28-year veteran of Cardinal Health who has held a range of senior leadership roles in both segments. He was most recently Chief Financial Officer and also oversaw Global Sourcing.
- Prior to the Chief Financial Officer role, Mr. Kaufmann was Chief Executive Officer — Pharmaceutical Segment from 2008 to 2014. In that role, he was instrumental in the negotiation of the company's Red Oak Sourcing joint venture with CVS Health.
- Over his 12-year career with Cardinal Health, Mr. Gomez has served as Chief Financial Officer for both segments, as well as Treasurer and Corporate Controller.

The Board maintains an emergency succession plan, as well as a long-term succession plan for the position of Chief Executive Officer.

How our Board Oversees Risk

Management has day-to-day responsibility for assessing and managing risks, and the Board is responsible for risk oversight. Management has developed and administers an enterprise risk management process, which the Audit Committee oversees. Through this process, management identifies and prioritizes enterprise risks and develops systems to assess, monitor and mitigate those risks. Management reviews and discusses with the Board significant risks identified through this process.

The Audit Committee is responsible for discussing with management major financial risk exposures, our ethics and compliance program and compliance with legal and regulatory requirements. The Board and Audit Committee receive regular updates on our ethics and compliance and cybersecurity programs. In connection with its risk oversight role, the Audit Committee meets regularly with representatives from our independent auditor and with our Chief Financial Officer, Chief Legal and Compliance Officer and the head of our internal audit function. See also pages 6 and 7 addressing the opioid crisis.

Our Ethics and Compliance Program

Our Board has adopted written *Standards of Business Conduct* that outline our corporate values and standards of integrity and behavior. The *Standards of Business Conduct* are designed to foster a culture of integrity, drive compliance with legal and regulatory requirements, and protect and promote the reputation of our company. The full text of the *Standards of Business Conduct* is posted on our website at www.cardinalhealth.com under "About Us — Who we are — Ethics and Compliance." This information also is available in print (free of charge) to any shareholder who requests it from our Investor Relations department.

Our Chief Legal and Compliance Officer has responsibility to implement and maintain an effective ethics and compliance program. He provides quarterly updates on our ethics and compliance program to the Audit Committee and an update to the full Board at least once a year, or more frequently as needed. He reports to the Chairman of the Audit Committee and to the Chief Executive Officer, and meets in separate executive sessions quarterly with the Audit Committee.

Our Board Evaluation Process

Each year, our Board conducts a rigorous self-evaluation process, which includes individual director evaluations. This process is overseen by the Nominating and Governance Committee, led by our independent Lead Director and conducted by an outside facilitator with corporate governance experience. The outside facilitator interviews each director to obtain feedback regarding the Board's performance and effectiveness, as well as feedback on each director. This feedback, which is compiled anonymously, helps the Board identify follow-up items and provide feedback to management.

The Board evaluation process includes an assessment of both Board process and substance, including:

- the Board's effectiveness, structure, composition, succession and culture;
- the quality of Board discussions;
- the Board's performance in oversight of business performance, strategy, succession planning, risk management, ethics and compliance and other key areas; and
- agenda topics for future meetings.

The outside facilitator also compiles feedback regarding each individual director, which is provided to each director in individual discussion. The Board believes that this annual evaluation process supports its effectiveness and continuous improvement.

Director Independence

The Board has established director independence standards based on the New York Stock Exchange ("NYSE") rules. These standards can be found in our Corporate Governance Guidelines on our website at www.cardinalhealth.com under "About Us — Corporate — Investor Relations — Corporate Governance — Corporate Governance Documents." These standards address, among other things, employment and compensation relationships, relationships with our auditor and customer and business relationships.

The Board assesses director independence at least annually, based on the recommendations of the Nominating and Governance Committee. The Board has determined that each of Messrs. Darden, Downey, Jones, Johri, Kenny and King, and each of Mses. Arnold, Cox, Hemingway Hall and Killefer, is independent and that Mr. Anderson, who resigned from the Board in September 2018, was independent after his employment with Alexion ended in August 2017.

In determining that Mr. King is independent, the Nominating and Governance Committee considered that he is Chairman, President and Chief Executive Officer of LabCorp. We sell medical and laboratory products to LabCorp in the ordinary course of business. LabCorp's payments to us were less than 1% of our, and less than 2% of LabCorp's, revenue for each of the last three years.

Shareholder Engagement

It has been our long-standing practice to actively engage with our shareholders throughout the year so that management and the Board can better understand shareholder perspectives on governance, executive compensation and other topics. We strive for a collaborative approach to shareholder engagement and value the variety of shareholders' perspectives. Throughout his tenure, our independent Lead Director, Mr. Kenny, has participated in outreach discussions with shareholders and also has attended and met with investors during a leading healthcare conference. He provides shareholder feedback gathered through these discussions to the Board.

During fiscal 2018, we engaged with governance professionals from our largest shareholders collectively representing approximately 50% of our outstanding shares. We also held constructive discussions with representatives of Investors for Opioid Accountability. Our engagement discussions covered a number of topics including our Board's leadership, composition and governance practices and the Board's oversight of strategy and risk and oversight of our response to the opioid crisis.

An overview of our engagement process is below.



Spring	Summer	Fall	Winter
Review governance best practices and trends Begin planning for Annual Meeting and proxy statement Lead Director holds discussions with top investors	Solicit governance feedback from representatives of top investors Communicate feedback to Board Board sets agenda for Annual Meeting	Mail proxy statement Solicit feedback from top investors on proxy topics Shareholders vote at Annual Meeting	Review results of Annual Meeting voting, including investor feedback and input Plan for and begin outreach to top investors

After considering feedback from shareholders in recent years, we have:

- adopted a proxy access right for shareholders;

- enhanced our disclosures about the Ad Hoc Committee and the Board's oversight of our anti-diversion program;

- enhanced our disclosures regarding the Board's role in strategy and risk oversight;

- formalized our annual individual director evaluation process and expanded our disclosure about the annual Board evaluation process;

- enhanced our executive compensation clawback provision; and

- enhanced our disclosures regarding how we identify, add and on-board new directors.

Director Compensation

Overview

Decisions regarding our non-management director compensation program are approved by our Board of Directors based on recommendations of the Compensation Committee. The Compensation Committee receives comparative market data and recommendations from its compensation consultant with regard to the structure and amounts of our non-management director compensation. Total non-management director compensation is targeted at the median amount among our Comparator Group, which is discussed in detail on page 33.

Following the Compensation Committee's most recent review of non-management director compensation, and based on the recommendation of its compensation consultant, the Compensation Committee recommended to the Board, and the Board approved, increases to the annual retainers and the annual restricted share unit ("RSU") grants effective in November 2018. The new compensation aligns with median director compensation for the fiscal 2019 Comparator Group, which is described on page 33. Prior to this change, director compensation arrangements were last changed in November 2015.

Compensation Arrangements

The table below shows the elements and amount of compensation that we pay to our non-management directors.

Compensation Element	Amount until November 6, 2018 ($)	Amount on and after November 7, 2018 ($)
Annual retainer[1]	100,000	105,000
RSUs[2]	160,000	175,000
Committee chair annual retainer[1]		
Audit Committee	20,000	25,000
Compensation Committee	15,000	20,000
Nominating and Governance Committee	10,000	15,000
Lead Director compensation		
Annual retainer[1]	20,000	–
RSUs	20,000	–
Non-executive Chairman of the Board compensation		
Annual retainer[1]	–	125,000
RSUs	–	125,000

(1) Retainer amounts are paid in cash in quarterly installments.

(2) Each non-management director receives an annual RSU grant on the date of our Annual Meeting of Shareholders. We value the RSUs based on the closing share price on the grant date. RSUs vest one year from the grant date (or on the date of the next Annual Meeting of Shareholders, if earlier) and settle in common shares. We accrue cash dividend equivalents that are payable upon vesting of the RSUs. All unvested RSUs become fully vested upon a "change of control" (as defined under "Potential Payments on Termination of Employment and Change of Control" on page 45) unless the director is asked to continue to serve on the board of directors of the surviving entity or its affiliates and receives a qualifying replacement award.

Directors may receive additional compensation for performing duties assigned by the Board or its committees that are considered beyond the scope of the ordinary responsibilities of directors or committee members. During fiscal 2018, the Board approved additional compensation of $10,000 per year for each of Messrs. Darden and Kenny and Ms. Cox for service on the Ad Hoc Committee and $25,000 per year for Mr. Downey for service as the chair of the Ad Hoc Committee.

Directors may elect to defer payment of their cash retainers into the Cardinal Health Deferred Compensation Plan ("DCP"). For directors,

deferred balances under the DCP are paid in cash upon termination from Board service, death or disability in a single lump sum or annual installment payments over a period of five or ten years. A director also may defer receipt of common shares that otherwise would be issued on the date that RSUs vest until termination from Board service.

Our directors may participate in our matching gift program. Under this program and subject to certain restrictions, the Cardinal Health Foundation (our philanthropic affiliate) will match contributions for eligible non-profit organizations.

Director Compensation for Fiscal 2018

The non-management directors received the following compensation during fiscal 2018:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)	Total ($)
David J. Anderson	100,000	159,977	–	259,977
Colleen F. Arnold	100,000	159,977	–	259,977
Carrie S. Cox	103,600[2]	159,977	–	263,577
Calvin Darden	103,600[2]	159,977	3,000[3]	266,577
Bruce L. Downey	109,028[2]	159,977	–	269,005
Patricia A. Hemingway Hall	100,000	159,977	–	259,977
Akhil Johri[4]	39,722	–	–	39,722
Clayton M. Jones	120,000	159,977	–	279,977
Gregory B. Kenny	133,600[2]	179,981	13,000[3]	326,581
Nancy Killefer	100,000	159,977	–	259,977
David P. King	115,000	159,977	–	274,977

(1) These awards are RSUs granted under the Amended Cardinal Health, Inc. 2011 Long-Term Incentive Plan (the "2011 LTIP"). We valued the RSUs by multiplying the closing price of our common shares on the NYSE on the grant date by the number of RSUs awarded. As of June 30, 2018, the aggregate number of shares underlying unvested RSUs held by each director serving on that date was 2,623 shares, except for Mr. Kenny, which was 2,951 shares. Mr. Anderson forfeited these RSUs when he resigned from the Board in September 2018.
(2) Includes compensation for service on the Ad Hoc Committee.
(3) Represents a company match attributable to a charitable contribution under our matching gift program.
(4) Mr. Johri joined the Board in February 2018.

Related Person Transactions Policy and Process

Related Person Transactions Policy

The Board follows a written policy that the Audit Committee must approve or ratify any "related person transactions" (transactions exceeding $120,000 in which we are a participant and any related person has a direct or indirect material interest). "Related persons" include our directors, nominees for election as a director, persons controlling over 5% of our common shares, executive officers and the immediate family members of each of these individuals.

Once a related person transaction is identified, the Audit Committee will review all the relevant facts and circumstances and determine whether to approve the transaction. The Audit Committee will take into account such factors as it considers appropriate, including the material terms of the transaction, the nature of the related person's interest in the transaction, the significance of the transaction to the related person and us, the nature of the related person's relationship with us and whether the transaction would be likely to impair the judgment of a director or executive officer to act in our best interest.

If advance approval of a transaction is not feasible, the Audit Committee will consider the transaction for ratification at its next regularly scheduled meeting. The Audit Committee Chairman may pre-approve or ratify any related person transactions in which the aggregate amount is expected to be less than $1 million.

Related Person Transactions

Since July 1, 2017, there have been no transactions, and there are no currently proposed transactions, involving an amount exceeding $120,000 in which we were or are to be a participant and in which any related person had or will have a direct or indirect material interest, except as described below.

David J. Anderson, who resigned from the Board in September 2018, served as Chief Financial Officer of Alexion, a biotechnology company, from December 11, 2016 until July 31, 2017, and as an employee of Alexion until August 31, 2017. When Mr. Anderson joined Alexion, we had a preexisting commercial relationship with Alexion, which was negotiated at arm's length and in the ordinary course of business and which has continued since Mr. Anderson ended his employment with Alexion. From July 1, 2017 through August 31, 2017, we purchased $67 million of Alexion product for distribution to our customers. Mr. Anderson was not involved in any decisions or activities directly associated with the transactions between Alexion and us. These transactions were approved by our Audit Committee in accordance with the Related Person Transactions Policy.

Audit Committee Matters

Proposal 2 — Ratification of Appointment of Ernst & Young LLP as Independent Auditor

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of our independent auditor and approves the audit engagement letter with Ernst & Young LLP and its audit fees. The Audit Committee has appointed Ernst & Young LLP as our independent auditor for fiscal 2019 and believes that the continued retention of Ernst & Young LLP as our independent auditor is in the best interest of Cardinal Health and its shareholders. Ernst & Young LLP has served as our independent auditor since 2002. In accordance with SEC rules, lead audit partners are subject to rotation requirements, which limit the number of consecutive years an individual partner may serve us. The Audit Committee oversees the rotation of the audit partners. The Audit Committee Chairman interviews candidates for audit partner and the Audit Committee discusses them.

While not required by law, we are asking our shareholders to ratify the appointment of Ernst & Young LLP as our independent auditor for fiscal

2019 at the Annual Meeting as a matter of good corporate governance. If shareholders do not ratify this appointment, the Audit Committee will consider whether it is appropriate to appoint another audit firm. Even if the appointment is ratified, the Audit Committee in its discretion may appoint a different audit firm at any time during the fiscal year if it determines that such a change would be in the best interest of the company and its shareholders. Our Audit Committee approved, and our shareholders ratified with 98% support, the appointment of Ernst & Young LLP as our independent auditor for fiscal 2018.

We expect representatives of Ernst & Young LLP to be present at the Annual Meeting. They will have an opportunity to make a statement if they desire to do so and to respond to appropriate questions from shareholders.

> **The Board recommends that you vote FOR the proposal to ratify the appointment of Ernst & Young LLP as our independent auditor for fiscal 2019.**

Audit Committee Report

The Audit Committee is responsible for overseeing: the integrity of Cardinal Health's financial statements; the independent auditor's qualifications, independence and performance; Cardinal Health's internal audit function; Cardinal Health's ethics and compliance program and its compliance with legal and regulatory requirements; and Cardinal Health's processes for assessing and managing risk. The Audit Committee currently consists of five members of the Board of Directors. The Board of Directors has determined that each current Committee member is an "audit committee financial expert" for purposes of the SEC rules and is independent. The Audit Committee's activities are governed by a written charter, which is available on Cardinal Health's website at www.cardinalhealth.com under "About Us — Corporate — Investor Relations — Corporate Governance — Board Committees and Charters."

Management has primary responsibility for the financial statements and for establishing and maintaining the system of internal control over financial reporting. Management also is responsible for reporting on the effectiveness of Cardinal Health's internal control over financial reporting. Cardinal Health's independent auditor, Ernst & Young LLP, is responsible for performing an independent audit of Cardinal Health's consolidated financial

statements and for issuing a report on the financial statements and a report on the effectiveness of Cardinal Health's internal control over financial reporting based on its audit.

The Audit Committee reviewed and discussed the audited financial statements for the fiscal year ended June 30, 2018 with management and with Ernst & Young LLP. The Audit Committee also reviewed and discussed with management and Ernst & Young LLP the effectiveness of Cardinal Health's internal control over financial reporting as well as management's report and Ernst & Young LLP's report on the subject. The Audit Committee discussed with Ernst & Young LLP the matters related to the conduct of its audit that are required to be communicated by auditors to audit committees under applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") and matters related to Cardinal Health's financial statements, including critical accounting estimates and judgments. The Audit Committee received from Ernst & Young LLP the written disclosures and letter regarding Ernst & Young LLP's independence from Cardinal Health required by applicable PCAOB requirements and discussed Ernst & Young LLP's independence.

The Audit Committee meets regularly with Ernst & Young LLP, with and without management present, to review the overall scope and plans for Ernst & Young LLP's audit work and to discuss the results of its examinations, the evaluation of Cardinal Health's internal control over financial reporting and the overall quality of Cardinal Health's accounting and financial reporting. In addition, the Audit Committee annually considers the performance of Ernst & Young LLP.

In reliance on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements for the fiscal year ended June 30, 2018 be included in Cardinal Health's Annual Report on Form 10-K for filing with the SEC.

Submitted by the Audit Committee of the Board of Directors on August 20, 2018.

Clayton M. Jones, Chairman
David J. Anderson[1]
Bruce L. Downey
Patricia A. Hemingway Hall
Akhil Johri

Fees Paid to Ernst & Young LLP

The following table sets forth the fees billed to us by Ernst & Young LLP for services in fiscal 2018 and 2017.

	Fiscal 2018 ($)	Fiscal 2017 ($)
Audit fees[1]	12,696,980	9,546,537
Audit-related fees[2]	1,480,461	2,722,451
Tax fees[3]	588,408	841,082
All other fees	–	–
TOTAL FEES	**14,765,849**	**13,110,070**

(1) Audit fees include fees paid to Ernst & Young LLP related to the annual audit of consolidated financial statements, the annual audit of the effectiveness of internal control over financial reporting, the review of financial statements included in Quarterly Reports on Form 10-Q and statutory audits of various international subsidiaries. Audit fees also include fees for services performed by Ernst & Young LLP that are closely related to the audit and in many cases could only be provided by the independent auditor, such as comfort letters and consents related to SEC registration statements. The year-over-year increase in audit fees was due primarily to services provided by Ernst & Young LLP in connection with the recently-acquired Patient Recovery business and a multi-year project to replace certain Pharmaceutical segment finance and operating information systems.

(2) Audit-related fees include fees for services related to acquisitions and divestitures, audit-related research and assistance, internal control reviews, service auditor's examination reports and employee benefit plan audits.

(3) Tax fees include fees for tax compliance and other tax-related services. The aggregate fees billed to us by Ernst & Young LLP for tax compliance and other tax-related services for fiscal 2018 were $588,408 and $0, respectively, and for fiscal 2017 were $797,514 and $43,568, respectively.

Policy on Pre-Approval of Services Provided by Ernst & Young LLP

The Audit Committee must pre-approve the audit and permissible non-audit services performed by our independent accountants in order to help ensure that the accountants remain independent from Cardinal Health. The Audit Committee has adopted a policy governing this pre-approval process.

Under the policy, the Audit Committee annually pre-approves certain services and assigns specific dollar thresholds for these types of services. If a proposed service is not included in the annual pre-approval, the Audit Committee must separately pre-approve the service before the engagement begins.

The Audit Committee has delegated pre-approval authority to the Audit Committee Chairman for proposed services up to $500,000. Proposed services exceeding $500,000 require full Audit Committee approval.

All audit and non-audit services provided for us by Ernst & Young LLP for fiscal 2018 and 2017 were pre-approved by the Audit Committee.

(1) Mr. Anderson resigned from the Board in September 2018.

Executive Compensation

Proposal 3 — Advisory Vote to Approve the Compensation of Our Named Executive Officers

In accordance with Section 14A of the Securities Exchange Act of 1934 (the "Exchange Act"), we are asking our shareholders to approve, on a non-binding advisory basis, the compensation of our named executive officers, as disclosed in the Compensation Discussion and Analysis, the Summary Compensation Table and the related compensation tables, notes and narrative in this proxy statement.

We urge shareholders to read the Compensation Discussion and Analysis beginning on the next page of this proxy statement, which describes in more detail how our executive compensation program operates and is designed to achieve our compensation objectives, as well as the Summary Compensation Table and related compensation tables, notes and narrative appearing on pages 35 through 47, which provide detailed information on the compensation of our named executive officers.

Although this advisory vote is not binding on the Board, the Board and the Compensation Committee will review and consider the voting results when evaluating our executive compensation program.

The Board has adopted a policy providing for annual say-on-pay advisory votes. Accordingly, the next say-on-pay advisory vote will be held at our 2019 Annual Meeting of Shareholders.

✓ **The Board recommends that you vote FOR the approval, on a non-binding advisory basis, of the compensation of our named executive officers, as disclosed in the Compensation Discussion and Analysis, the Summary Compensation Table and the related compensation tables, notes and narrative in this proxy statement.**

Compensation Discussion and Analysis

Executive Summary

This Compensation Discussion and Analysis focuses on the compensation of the following current and former executive officers (the "named executive officers" or "named executives") for fiscal 2018 and describes the executive compensation program and the Compensation Committee's decisions under it.

Michael C. Kaufmann	**Chief Executive Officer**
George S. Barrett	**Executive Chairman of the Board**
Jorge M. Gomez	**Chief Financial Officer**
Jon L. Giacomin	**Chief Executive Officer — Medical Segment**
Craig S. Morford	**Chief Legal and Compliance Officer**
Patricia B. Morrison	**Retired Executive Vice President, Customer Support Services and Chief Information Officer**
Donald M. Casey Jr.	**Former Chief Executive Officer — Medical Segment**

Fiscal 2018 Highlights

In fiscal 2018, we positioned the company for future growth, making a number of changes. In November 2017, we announced our succession plans for Chief Executive Officer and Chief Financial Officer, followed by other senior leadership changes later in the fiscal year. These transitions have gone very well.

- In January 2018, Mr. Kaufmann became our Chief Executive Officer, succeeding Mr. Barrett, who had served as Chairman and Chief Executive Officer for nine years. Mr. Kaufmann is a 28-year veteran of Cardinal Health who has held a range of senior leadership roles in both segments. He was most recently Chief Financial Officer and also oversaw Global Sourcing.

- Mr. Barrett became Executive Chairman of the Board in January 2018 and will retire from the Board at the Annual Meeting. Following Mr. Barrett's retirement, Mr. Kenny, the Board's independent Lead Director, will become the non-executive Chairman of the Board.

- Mr. Gomez succeeded Mr. Kaufmann as Chief Financial Officer. Over his 12-year career with Cardinal Health, Mr. Gomez has served as Chief Financial Officer for both segments, as well as Treasurer and Corporate Controller.

- In February 2018, Mr. Giacomin transitioned to Chief Executive Officer — Medical Segment from Chief Executive Officer — Pharmaceutical Segment. During his nearly 17 years at Cardinal Health, Mr. Giacomin has served in a variety of operational leadership positions.

- Ms. Morrison retired from the company in August 2018 after nine years as Chief Information Officer.

- Mr. Casey, formerly Chief Executive Officer — Medical Segment, left the company in February 2018.

The following are fiscal 2018 performance highlights:

- Revenue increased 5% to $136.8 billion, in line with the Board-approved budget.

- GAAP operating earnings were $126 million, reflecting a non-cash Medical segment goodwill impairment charge. Non-GAAP operating earnings of $2.6 billion would have been in line with budget, except for disappointing performance by our Cordis business and an incremental 401(k) plan contribution for all U.S. employees.

- GAAP EPS was $0.81. Non-GAAP EPS was $5.00, in line with budget. Non-GAAP operating earnings underperformance was offset by the benefits of U.S. tax reform that arose after we had set our budget.

- Operating cash flow was $2.8 billion due to working capital changes.

To establish a foundation for future growth, we initiated a comprehensive review of our business focused on our portfolio, cost structure and capital deployment. Fiscal 2018 accomplishments and future areas of focus include:

- We divested our China distribution business and created a partnership with Clayton, Dubilier & Rice to jointly invest in naviHealth and accelerate its growth. These moves allow us to more sharply focus on our other businesses and strategy.

- We achieved our fiscal 2018 goal of at least $0.21 accretion in non-GAAP EPS from the Patient Recovery business and are focused on successfully integrating and operating the business.

- We installed a new management team in the Cordis business that is addressing operational issues, while maintaining sales momentum.

- Using new tools and analytics, we have launched significant cost reduction initiatives.

- We returned $1.1 billion to shareholders, including $581 million in dividends and $550 million in share repurchases, and we will continue to be disciplined and thoughtful in our capital deployment approach.

See Annex A for the reasons why we use non-GAAP financial measures and reconciliations to the comparable GAAP financial measures.

Results of 2017 Advisory Vote to Approve Executive Compensation and Shareholder Engagement

At the 2017 Annual Meeting of Shareholders, our say-on-pay advisory vote received 96% support, our sixth straight year of over 90% shareholder support. The Compensation Committee considered this vote — as well as shareholder feedback from our shareholder engagement — as demonstrating strong support for our executive compensation program and maintained the structure of our executive compensation program when making compensation decisions for fiscal 2018.

It has been our long-standing practice to actively engage with our shareholders throughout the year so that management and the Board can better understand shareholder perspectives on topics like executive compensation. During fiscal 2018, we engaged with governance professionals from our largest shareholders collectively representing approximately 50% of our outstanding shares. (See page 21 for further detail about shareholder engagement.)

Compensation Philosophy and Practices

Our compensation program is designed to support our long-term growth, with accountability for key annual results. It has the following key objectives:

- **Reward performance.** We tie our executive pay to financial, operational and individual performance.

- **Drive stock ownership.** We use long-term incentive grants combined with stock ownership guidelines to provide executives with meaningful ownership stakes and align their interests with shareholders.

- **Emphasize long-term incentive compensation.** We emphasize performance and retention through the use of long-term incentive compensation, which supports sustainable long-term shareholder return.

- **Maintain a competitive program that will attract and retain critical talent.** We have designed our compensation program to be competitive in the marketplace and to invest in and reward talent, driving the long-term growth of the company while holding employees accountable to our strategy and our values.

Executive Compensation Governance Features

What We Have
Significant portion of executive pay "at risk"
Different metrics for annual cash incentives and PSUs
Caps on annual cash incentive and PSU payouts
Minimum vesting period for long-term incentive awards
Stock ownership guidelines for directors and executive officers
Enhanced compensation recoupment ("clawback") provision
Long-standing, proactive shareholder engagement program

What We Do Not Have
No dividend equivalents on unvested PSUs or RSUs
No repricing of underwater options without shareholder approval
No hedging or pledging of company stock
No executive pensions or supplemental retirement plans
No "single trigger" change of control arrangements
No excise tax gross-ups upon change of control
No employment agreements with current executive team

Elements of Fiscal 2018 Compensation for Executive Officers

We have three elements of total direct compensation: base salary, annual incentives and long-term incentives. For fiscal 2018, long-term incentives consisted of an equally-weighted mix of performance share units ("PSUs"), stock options and RSUs. A significant portion of executive compensation was performance-based and at-risk (annual incentives, PSUs and stock options). As discussed below, at the beginning of each fiscal year, the Compensation Committee sets performance goals under our annual incentive plan and PSUs. After the performance period, the Compensation Committee evaluates actual performance and determines payouts.



Chief Executive Officer
Mix of Pay Elements(1)
10% Base Salary
15% Annual Cash Incentive
65% Performance-based Pay
25% RSUs
75% LONG-TERM INCENTIVE
25% Stock Options
25% PSUs

Other Named Executives
Average Mix of Pay Elements(2)
21% Base Salary
19% Annual Cash Incentive
59% Performance-based Pay
20% RSUs
60% LONG-TERM INCENTIVE
20% Stock Options
20% PSUs

(1) Reflects pay for Mr. Kaufmann approved by the Compensation Committee in November 2017.
(2) Excludes Mr. Casey.

Pay Element	Description and Purpose	Links to Business and Talent Strategies
Base salary	• Fixed cash compensation, which is reviewed annually and adjusted when appropriate • Set based on qualifications, experience, role, performance in the role, career progression, market data and internal pay equity	• Competitive base salaries support our ability to attract and retain executive talent
Annual incentives	• Variable cash compensation based on achieving annual financial goals and operational and individual performance • Target as a percentage of base salary reflects market data and internal pay equity	• Primary financial measure reflects our focus on operating earnings, with tangible capital modifier promoting efficient use of capital • Executives are assessed on their individual performance and the alignment of their behavior with our *Standards of Business Conduct,* values and leadership essentials, balancing the "what" and the "how" of individual performance
Long-term incentives	• Equally weighted between PSUs, stock options and RSUs • PSUs vest based on achieving non-GAAP EPS goals over three years, subject to a total shareholder return ("TSR") modifier; stock options and RSUs vest ratably over three years • Target annual grant value reflects market data and internal pay equity	• Supports sustainable long-term shareholder return and closely aligns management's interests with shareholders' interests • PSU performance measure is a primary measure for evaluating our performance and is closely followed by the investment community • Long-term incentives retain executive talent and promote focus on stock price appreciation

Base Salary

In connection with Mr. Kaufmann's appointment to Chief Executive Officer, Mr. Gomez's appointment to Chief Financial Officer and Mr. Giacomin's appointment to Chief Executive Officer — Medical Segment, the Compensation Committee set their base salaries at $1,150,000, $550,000 and $775,000, respectively. At the beginning of fiscal 2018, the Compensation Committee increased each of the named executives' base salaries between 2% and 6%.

Annual Incentive Compensation

Fiscal 2018 Goal Setting and Results

At the beginning of fiscal 2018, the Compensation Committee set the annual incentive target, which called for us to achieve the Board-approved budget of 2.9% non-GAAP operating earnings growth for a 100% payout.

As in past years, the Compensation Committee set the fiscal 2018 earnings goal based on non-GAAP operating earnings — one of our primary measures of operating performance. Once we achieve the threshold earnings performance, tangible capital management continues to be a modifier because it focuses on the efficient use of capital. We describe how we calculate these measures under "Annual Cash Incentive and PSU Performance Measure Calculations" on page 40.

	Actual ($)	Threshold ($)	Target ($)	Maximum ($)
Adjusted non-GAAP operating earnings	2,655	2,393	2,850	3,377
Tangible capital modifier[1]	1,085	2,812	2,344	1,874
Enterprise funding percentage	102%	40%	100%	200%

(1) Tangible capital below $2,344 million increased the enterprise funding percentage (which is the funding as a percentage of the target payout for the entire company) by up to 10 percentage points until it reached $1,874 million. Tangible capital above $2,344 million reduced the enterprise funding percentage by up to 10 percentage points until it reached $2,812 million. Decreases below $1,874 million and increases above $2,812 million had no further impact on the enterprise funding percentage. Actual fiscal 2018 tangible capital performance increased the enterprise funding percentage by 10 percentage points.

Fiscal 2018 Annual Incentive Targets and Payouts

The Compensation Committee annually reviews our named executives' annual incentive targets as a percentage of base salary. At the beginning of fiscal 2018, the Committee determined to maintain our named executives' targets as a percentage of base salary at the same levels as fiscal 2017. The Compensation Committee set the targets for Messrs.

Kaufmann and Gomez at 150% and 100% of their respective base salaries (the same percentages as their predecessors) effective January 1, 2018 in connection with the appointment to their new roles. Prior to becoming Chief Executive Officer, Mr. Kaufmann's target was 100%.

Name	Target (Percent of Base Salary)	Target Amount ($)	Actual Amount ($)	Actual (Percent of Target)
Kaufmann	(1)	(1)	1,518,780[1]	(1)
Barrett	150	2,031,559	2,072,190	102
Gomez	(1)	(1)	387,356[1]	(1)
Giacomin	100	697,055	853,195	122
Morford	85	497,425	608,848	122
Morrison	80	424,285	432,771	102
Casey	100	744,521	–	–

(1) Actual amounts for Messrs. Kaufmann and Gomez reflect the different roles they held during the fiscal year.

Mr. Kaufmann's annual incentive was based on his successful transition into the Chief Executive Officer role, including his strong efforts in establishing and leading an executive team with new finance and Medical segment leaders. He also was instrumental in launching the comprehensive review of our business and its initial workstreams. His final incentive award reflects his target as Chief Financial Officer during the first half of the fiscal year and as Chief Executive Officer during the second half.

Mr. Barrett's annual incentive was based on enterprise performance, as well as the successful transition of the Chief Executive Officer role to Mr. Kaufmann and Mr. Barrett's advocacy work on healthcare policy.

Mr. Gomez's annual incentive was based on his successful transition into the Chief Financial Officer role and his efforts in building out his finance leadership team with critical talent. He also assumed a key leadership role in our comprehensive business review. His final incentive award reflects his target as Chief Financial Officer — Medical Segment and that segment's performance during the first half of the fiscal year, and his target as Chief Financial Officer and enterprise performance during the second half.

Mr. Giacomin's annual incentive was based on his efforts toward the successful divestiture of our China distribution business, which he led, as well as his strong transition into his new role leading our Medical segment. In that role, he installed new segment leaders and was instrumental in overseeing the initial action steps taken to stabilize the Cordis business.

Mr. Morford's annual incentive was based on his continued strong leadership of our overall legal and compliance programs in a rapidly evolving landscape, as well as his efforts overseeing the legal and compliance aspects of the Patient Recovery business integration and his work on the successful leadership transitions.

Ms. Morrison's annual incentive was based on enterprise performance, as well as her efforts in leading the project to integrate systems within the recently-acquired Patient Recovery business.

Mr. Casey departed from the company in February 2018 and did not receive an annual incentive payout.

Long-Term Incentive Compensation

For fiscal 2018, we equally weighted our long-term incentive grants between PSUs, stock options and RSUs. We may adjust annual grants from target to reflect individual performance, retention or succession planning. As discussed later in this section, we made changes to our long-term incentive mix for the fiscal 2019 annual grant.

Fiscal 2016-2018 PSU Payouts

We had no payout of the PSUs granted for the fiscal 2016 through fiscal 2018 performance cycle (the "Fiscal 16-18 PSUs"). Actual performance in non-GAAP EPS compound annual growth rate ("CAGR"), excluding the benefits of U.S. tax reform, and average annual dividend yield was 3.1%, below the threshold performance of 7.0% required for a payout.

The following table shows the target and earned Fiscal 16-18 PSUs for our named executives other than Mr. Gomez and Ms. Morrison, who were not named executives when these grants were made, but also earned no shares.

Name	Target Number of Shares (#)	Number of Shares Earned (#)
Kaufmann	8,900	0
Barrett	37,578	0
Giacomin	8,307	0
Morford	4,747	0
Casey	8,307	0

Fiscal 2018 Long-Term Incentive Grants

Name	Fiscal 2018 Annual Grant Target ($)	Fiscal 2018 Actual Grants			
		Stock Options ($)	RSUs ($)	Target PSUs ($)	Total ($)
Kaufmann	[1]	950,000[1]	3,950,000[1]	950,000[1]	5,850,000
Barrett	9,500,000	3,166,667[2]	3,166,667[2]	3,166,667[2]	9,500,001
Gomez	[3]	163,750[3]	1,163,750[3]	131,000[3]	1,458,500
Giacomin	2,850,000	950,000	1,950,000[4]	950,000	3,850,000
Morford	1,550,000	594,167	594,167	516,667	1,705,001
Morrison	1,200,000	400,000[5]	400,000[5]	400,000[5]	1,200,000
Casey	2,850,000	950,000[6]	950,000[6]	950,000[6]	2,850,000

(1) Mr. Kaufmann's fiscal 2018 annual grant was made while in his former role when he had target of $2.85 million. In addition to his annual grant, he received $3.0 million in RSUs in connection with his appointment to Chief Executive Officer. In November 2017, the Compensation Committee set his target at $8.0 million.

(2) Mr. Barrett received $9.5 million in long-term incentive awards consistent with the target value in his employment agreement. A prorated portion of these awards will vest when he retires at the Annual Meeting and he will forfeit the remainder.

(3) Mr. Gomez's fiscal 2018 annual grant was made while in his former role. In addition to his annual grant, he received $1.0 million in RSUs in connection with his appointment to Chief Financial Officer. In November 2017, the Compensation Committee set his target at $1.75 million.

(4) In addition to his annual grant, Mr. Giacomin received $1.0 million in RSUs in connection with his appointment to Chief Executive Officer — Medical Segment.

(5) A prorated portion of these awards vested when Ms. Morrison retired in August 2018 and she forfeited the remainder. These amounts do not include the value of previously-granted awards that were modified in connection with her retirement.

(6) Mr. Casey forfeited these grants following his departure from the company in February 2018.

Fiscal 2018-2020 PSU Grants

When granting PSUs for the fiscal 2018 through fiscal 2020 performance cycle (the "Fiscal 18-20 PSUs"), the Compensation Committee made a change to payouts in each of three annual periods and added a modifier based on TSR relative to the Standard & Poor's ("S&P") 500 Healthcare Index. A payout level between 50% and 200% is earned for each annual period based on achieving non-GAAP EPS of $4.70 at threshold, $5.00 at target and $5.30 at maximum for the first year and pre-established growth goals over the prior fiscal year's non-GAAP EPS for the second and third years. The TSR modifier is then applied to the three-year average payout level, which decreases the payout by 20% if TSR is below the 20th percentile of the peer group and increases it by 20% if TSR is above the 80th percentile of the peer group.

The Compensation Committee aligned the non-GAAP EPS target for the first year of the Fiscal 18-20 PSUs with the Board-approved budget and has indicated that it intends to exclude the benefits of U.S. tax reform when evaluating fiscal 2018 performance for the named executives' awards,

resulting in below-threshold performance. The Compensation Committee believes that the earnings growth measures for the second and third years provide very challenging goals.

The Compensation Committee retained non-GAAP EPS as the primary performance measure because it is one of our primary measures of operating performance and is an important measure used by the investment community to evaluate our performance. The Compensation Committee adopted the change to payouts in each of three annual periods to better address significant industry-wide challenges and uncertainties.

The Compensation Committee added a relative TSR modifier based on its goal of linking a portion of long-term incentive compensation directly to relative shareholder returns, a recommendation by its consultant and feedback from shareholders. The Compensation Committee selected the S&P 500 Healthcare Index as the peer group because it is an objective, widely available index with broad representation in the healthcare sector.

We describe how we calculate these measures in more detail under "Annual Cash Incentive and PSU Performance Measure Calculations" on page 40. We do not disclose the non-GAAP EPS goals for the second and third annual periods of the Fiscal 18-20 PSUs because it is competitively sensitive information. We will disclose the goals after the end of the three-year performance period.

Fiscal 2019 Program Change

As part of its annual review of our long-term incentive program, the Compensation Committee changed our long-term incentive mix for the fiscal 2019 annual grant, increasing the proportion of PSUs to 60% and eliminating stock options for named executives. The Compensation Committee made the decision after considering factors such as market data, emerging best practices, incentive and retentive value of awards, the recommendation of its compensation consultant and shareholder feedback.

Long-term Incentive Mix Change



● PSUs ● RSUs ● Stock Options

Other Elements of Compensation

401(k) Savings and Deferred Compensation Plans

Our 401(k) Savings Plan and DCP allow most of our employees based in the United States to accumulate value on a tax-deferred basis and to be competitive in recruiting and retaining talent. Our DCP permits certain management employees, including the named executives, to defer payment and taxation of a portion of their salary and annual incentive compensation into a variety of different investment alternatives. We make matching contributions subject to limits discussed under "Deferred Compensation" on page 43. We also may make additional contributions to the 401(k) Savings Plan and DCP on the same basis for all employees. Named executives also may elect to defer payment and taxation of PSUs and RSUs.

Other Benefits and Perquisites

The Compensation Committee encourages use of our corporate aircraft for the personal travel of our Chief Executive Officer and Executive Chairman of the Board as it increases the time available for business purposes and enhances safety and security. The Compensation Committee has set each of Messrs. Kaufmann and Barrett's personal travel allowance at $150,000 per fiscal year. They do not receive tax reimbursement for any imputed income associated with personal travel. Both Messrs. Kaufmann and

Barrett have an aircraft time-sharing agreement, under which they may reimburse us for incremental costs when they use the aircraft for personal travel. Reimbursed travel does not count against their allowances.

Severance and Change of Control Benefits

We discuss our limited severance payments and benefits in detail under "Potential Payments on Termination of Employment or Change of Control" beginning on page 45. We do not have any agreements to provide change-of-control excise tax gross-ups.

Mr. Casey, our former Chief Executive Officer — Medical Segment, left the company in February 2018. He did not receive severance and was not retirement-eligible upon his departure. Accordingly, he did not receive a fiscal 2018 annual incentive payout and forfeited his unvested long-term incentive awards.

The Board, upon the recommendation of the Compensation Committee, adopted a Senior Executive Severance Plan (the "Severance Plan"), which plan will be effective as of October 1, 2018 and under which our named executives (other than Mr. Barrett) will be eligible for severance benefits under certain circumstances. Under the Severance Plan,

- if prior to a change of control or following the second anniversary of a change of control, we terminate a named executive without "cause," or

- during the two-year period commencing upon a change of control (the "change of control period"), we terminate a named executive without "cause" or a named executive resigns for "good reason,"

then, the named executive will receive:

- in the case of the Chief Executive Officer, cash severance equal to 2.0 times (or 2.5 times, if the termination occurs during the change of control period) the sum of annual base salary and target bonus;

- in the case of other named executives, cash severance equal to 1.5 times (or 2.0 times, if the termination occurs during the change of control period) the sum of annual base salary and target bonus; and

- a prorated annual bonus for the year of termination based on actual performance (or the greater of target performance and actual performance if the termination occurs during the change of control period) and up to 18 months of health insurance premiums.

Receipt of these amounts is conditioned upon execution of a general release and compliance with certain restrictive covenants.

We believe that the Severance Plan is competitive with market practices and provides appropriate levels of compensation and terms and conditions related to executive separations. These benefits are an important component of our compensation packages designed to attract and retain top caliber talent in senior leadership roles and define terms and conditions of separation events. The Compensation Committee consulted with its compensation consultant before recommending the Severance Plan to the Board.

Retirement Benefits

At retirement, Mr. Barrett, like other company retirees, will be eligible for a prorated fiscal 2019 annual incentive award, prorated vesting of his long-term incentive awards and continued exercisability of vested stock options for their full term.

To ensure an orderly transition of Ms. Morrison's responsibilities, we amended her long-term incentive awards to provide that upon her retirement in August 2018, she received prorated vesting of awards and continued exercisability of vested stock options for their full term, in both cases consistent with benefits that would be provided to retirees under the 2011 LTIP.

Our Policies, Guidelines and Practices Related to Executive Compensation

Role of Compensation Committee's Compensation Consultant

The Compensation Committee engaged Korn Ferry Hay Group, Inc. ("Hay Group") as its independent executive compensation consultant in February 2018. Prior to that, it had retained Frederic W. Cook & Co., Inc. ("Cook") as its consultant during fiscal 2018.

The nature and scope of the consultant's engagement consists primarily of:

- participating in meetings of the Compensation Committee;
- providing compensation data on the Comparator Group; and
- providing advice and recommendations related to compensation for our executive officers, the design of our executive compensation program, the composition of our Comparator Group and director compensation.

Early in fiscal 2018, Cook advised the Compensation Committee on compensation decisions made for fiscal 2018 with respect to base salaries and annual long-term incentive awards. Hay Group advised the Compensation Committee with respect to fiscal 2018 annual incentive payouts. The Compensation Committee made assessments of its compensation consultants under factors set forth in NYSE rules and concluded that each of Hay Group and Cook was independent and that the firms' work for the Compensation Committee did not raise any conflicts of interest.

Role of Executive Officers

Our Chief Executive Officer and Chief Human Resources Officer participate in Compensation Committee meetings to make recommendations regarding design and compensation amounts, to present performance assessments of the named executives (other than our Chief Executive Officer and Executive Chairman of the Board) and to discuss our financial and operational performance. The Compensation Committee delegates to our executive officers authority to administer equity and incentive compensation plans for participants who are not officers subject to Section 16 of the Exchange Act.

Our Chief Executive Officer reviews performance objectives with the Compensation Committee at the beginning of the fiscal year. At the end of the fiscal year, the Compensation Committee reviews and discusses the performance and compensation of the Chief Executive Officer in executive session and with the Lead Director. The Chief Executive Officer does not participate in decisions regarding his own compensation.

Comparator Group

The Compensation Committee establishes target compensation levels based on a variety of factors, including data from a "Comparator Group" of similarly situated public companies, which helps the Compensation Committee to assess whether our executive pay remains reasonable and competitive in the marketplace. Developed with the assistance of the Compensation Committee's compensation consultant, our Comparator Group reflects the industry in which we primarily compete for executive talent and includes direct competitors and other companies in the healthcare field. Our Comparator Group also includes air/freight and logistics companies because of their similar business models.

The following companies comprised the Comparator Group for fiscal 2018 executive pay decisions:

Aetna	CVS Health	Owens & Minor
AmerisourceBergen	Express Scripts	Quest Diagnostics
Anthem	FedEx	Sysco
Baxter International	Henry Schein	Thermo Fisher Scientific
Becton Dickinson	Humana	United Parcel Service
Boston Scientific	LabCorp	UnitedHealth Group
CIGNA	McKesson	Walgreens Boots Alliance

The Compensation Committee, working with its compensation consultant, periodically reviews the group's composition to ensure that the companies remain relevant for comparison purposes. The Compensation Committee used the following screening criteria when it reviewed the Comparator Group's composition prior to fiscal 2018:

- revenue ranging from 0.2 to 2 times our annual revenue;
- market capitalization ranging from 0.2 to 5 times our market capitalization;
- inclusion in the peer group of 5 or more of the other companies in our Comparator Group; and
- inclusion in our Global Industry Classification Standard (GICS) sub-industry group, Health Care Equipment and Services.

At the time of the review, our revenue was in the top quintile of the Comparator Group, while our market capitalization was in the fourth quintile.

Our Compensation Committee compares total direct compensation (base salary plus annual and long-term incentives) against the 50th percentile of the Comparator Group as a reference point in setting target compensation levels. In addition to competitive market data, the Compensation Committee also considers internal pay equity and an executive's experience and scope of responsibility, individual performance, potential and unique or hard-to-replace skills, as well as retention considerations.

In May 2018, the Compensation Committee again reviewed the Comparator Group's composition with the assistance of Hay Group and, after considering various factors, made several changes effective for fiscal 2019. The Compensation Committee added Abbott Laboratories, Danaher, Johnson & Johnson, Medtronic and Stryker to better reflect our investments in the Medical segment, including Cordis and the Patient Recovery business, and added Kroger and Target as companies generally similar in size to us and operating in related businesses. It removed Aetna and Express Scripts, which are being acquired, and also removed Humana and Quest Diagnostics.

Risk Assessment of Compensation Programs

Management has assessed our compensation programs and concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on Cardinal Health. This risk assessment included reviewing the design and operation of our compensation programs, identifying and evaluating situations or compensation elements that could raise more significant risks and evaluating other controls and processes designed to identify and manage risk. The Compensation Committee reviewed and discussed the risk assessment and Hay Group reviewed the risk assessment and concurred with management's conclusion.

Stock Ownership Guidelines

We have stock ownership guidelines to align the interests of executive officers and directors with the interests of our shareholders. The guidelines specify a dollar value (expressed as a multiple of salary or cash retainer) of shares that executive officers and directors must accumulate and hold while serving in these positions.

	Multiple of Base Salary/Annual Cash Retainer
Chief Executive Officer	6x
Chief Financial Officer and Segment Chief Executive Officers	4x
Other executive officers	3x
Non-management directors	5x

We count common shares, RSUs and phantom shares held through the DCP under the stock ownership guidelines. Executive officers and directors must retain 100% of the net after-tax shares received under any equity awards until they satisfy the required ownership levels.

Potential Impact on Compensation from Executive Misconduct ("Clawbacks")

Our incentive plan and equity award agreements provide that we may require repayment of cash incentives and gains realized under equity awards and cancel outstanding equity awards in specified instances of executive misconduct, including a material violation of law or of our *Standards of Business Conduct* that causes material financial harm to us.

We will disclose publicly the incentive compensation forfeitures or repayments from our executive officers if required by law or if we have already disclosed publicly the underlying event triggering the forfeiture or repayment and the disclosure would not violate any individual's privacy rights, is not likely to result in or exacerbate any existing or threatened employee, shareholder or other litigation, arbitration, investigation or proceeding against us and is not otherwise prohibited.

We discuss these provisions in more detail under "Potential Impact on Compensation from Executive Misconduct ("Clawbacks")" on page 40.

Hedging and Pledging Shares

Our Board has adopted a policy prohibiting all employees and directors from entering into short sales, publicly traded options, puts and calls, forward sale contracts and other swap, hedging or derivative transactions relating to our securities. The Board also has adopted a policy prohibiting our executive officers and directors from holding our securities in margin accounts or pledging our securities as collateral for a loan.

Equity Grant Practices

The Compensation Committee typically approves the annual equity grant in August of each year and sets August 15 as the grant date. The Compensation Committee expects the annual grant date to follow the release of earnings for the prior fiscal year in early August, without regard to whether we are aware of material nonpublic information.

Equity Dilution Practices

Our fiscal 2018 annual equity run rate was 1.1%. We calculate our equity run rate as the total number of shares subject to equity awards granted in the fiscal year divided by the weighted average number of our common shares outstanding during the fiscal year.

Tax Matters

Section 162(m) of the Internal Revenue Code ("Code") limits our ability to take a tax deduction for non-performance-based compensation in excess of $1 million paid in fiscal 2018 to our Chief Executive Officer and three other most highly compensated executive officers (other than the Chief Financial Officer). "Performance-based" compensation was excepted from this limit, so we generally structured our incentive compensation arrangements in a manner intended to comply with these tax rules. The Compensation Committee has, however, always maintained the flexibility to pay nondeductible incentive compensation as it determines in its business judgment.

Human Resources and Compensation Committee Report

We have reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on that review and discussion, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and in Cardinal Health's Annual Report on Form 10-K for the fiscal year ended June 30, 2018.

Submitted by the Human Resources and Compensation Committee of the Board.

David P. King, Chairman
Carrie S. Cox
Calvin Darden
Nancy Killefer

Executive Compensation Tables

The table below summarizes fiscal 2018 compensation for:

- the Chief Executive Officer, who also served as Chief Financial Officer through December 31, 2017;

- the Executive Chairman of the Board, who also served as Chairman and Chief Executive Officer through December 31, 2017;

- the Chief Financial Officer, who was promoted to that position effective January 1, 2018;

- the three other most highly compensated executive officers as of June 30, 2018, the end of our fiscal 2018; and

- Mr. Casey, who was an executive officer through February 2, 2018 and would have been one of the three other most highly compensated executive officers as of June 30, 2018.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)[3]	Total ($)
Michael C. Kaufmann[4] Chief Executive Officer and Former Chief Financial Officer	2018	955,699	–	4,900,007 [5]	948,690	1,518,780	–	100,404	8,423,580
	2017	746,438	186,609	1,947,561	997,432	–	–	14,979	3,893,019
	2016	721,311	–	1,575,006	826,402	880,723	–	27,251	4,030,693
George S. Barrett[4] Executive Chairman of the Board and Former Chairman and Chief Executive Officer	2018	1,354,374	–	6,333,303	3,162,297	2,072,190	–	189,722	13,111,886
	2017	1,320,000	–	6,333,255	3,166,434	–	–	165,488	10,985,177
	2016	1,320,000	–	6,491,739	3,330,665	2,386,755	–	131,928	13,661,087
Jorge M. Gomez[4] Chief Financial Officer	2018	478,149	–	1,294,742 [6]	163,519	387,356	–	37,527	2,361,293
Jon L. Giacomin[4] Chief Executive Officer — Medical Segment	2018	697,055	–	2,900,011 [7]	948,690	853,195	–	36,131	5,435,082
	2017	567,151	141,788	1,900,060	949,930	–	–	14,966	3,573,895
	2016	542,623	–	1,400,062	701,196	602,314	–	27,770	3,273,965
Craig S. Morford Chief Legal and Compliance Officer	2018	585,205	–	1,110,842	593,341	608,848	–	31,514	2,929,750
	2017	552,151	117,332	1,033,386	516,631	–	–	14,967	2,234,467
	2016	531,311	–	1,620,055	420,707	576,487	–	37,579	3,186,139
Patricia B. Morrison[8] Retired Executive Vice President, Customer Support Services and Chief Information Officer	2018	530,356	–	1,095,811 [9]	734,839 [9]	432,771	–	30,705	2,824,482
Donald M. Casey Jr.[4] Former Chief Executive Officer — Medical Segment	2018	440,411	–	1,900,031[10]	948,690[10]	–	–	3,051	3,292,183
	2017	705,014	176,253	1,947,561	997,432	–	–	10,800	3,837,060
	2016	671,311	–	1,505,062	806,369	894,188	–	22,830	3,899,760

(1) The amounts reported represent the aggregate grant date fair value of PSUs (at target) and RSUs granted during each fiscal year. The amounts reported in each fiscal year do not represent amounts paid to or realized by the named executives. See the Grants of Plan-Based Awards for Fiscal 2018 table on pages 37 and 38 and the accompanying footnotes for information on the grant date fair value of each award granted in fiscal 2018. The value of the PSUs granted during fiscal 2018 assuming achievement of the maximum 200% funding would be: Mr. Kaufmann — $1,900,031; Mr. Barrett — $6,333,303; Mr. Gomez — $262,000; Mr. Giacomin — $1,900,031; Mr. Morford — $1,033,385; Ms. Morrison — $1,368,136; and Mr. Casey — $1,900,031. The named executives may never realize any value from the PSUs.

(2) The amounts reported represent the grant date fair value of nonqualified stock options granted during each fiscal year and do not represent amounts paid to or realized by the named executives. See the Grants of Plan-Based Awards for Fiscal 2018 table on pages 37 and 38 and the accompanying footnotes for information on the grant date fair value of stock options granted during fiscal 2018 and the assumptions used in determining the grant date fair value. The named executives may never realize any value from these stock options, and to the extent they do, the amounts realized may be more or less than the amounts reported above.

(3) The elements of compensation included in the "All Other Compensation" column for fiscal 2018 are set forth in the table below.

(4)   Mr. Kaufmann succeeded Mr. Barrett as Chief Executive Officer effective January 1, 2018. Mr. Gomez succeeded Mr. Kaufmann as Chief Financial Officer effective January 1, 2018 and was not previously a named executive. Mr. Giacomin succeeded Mr. Casey as Chief Executive Officer — Medical Segment effective February 5, 2018 following Mr. Casey's departure from the company.

(5)   The amount shown in this column includes RSUs with a grant date fair value of $2,999,976 granted to Mr. Kaufmann in connection with his appointment to Chief Executive Officer.

(6)   The amount shown in this column includes RSUs with a grant date fair value of $999,992 granted to Mr. Gomez in connection with his appointment to Chief Financial Officer.

(7)   The amount shown in this column includes RSUs with a grant date fair value of $999,980 granted to Mr. Giacomin in connection with his appointment to Chief Executive Officer — Medical Segment.

(8)   Ms. Morrison was not previously a named executive.

(9)   The amounts shown in these columns include the incremental fair value of previously granted long-term incentive awards that were modified in connection with Ms. Morrison's retirement in August 2018. These modifications provided for prorated vesting of awards upon Ms. Morrison's retirement and continued exercisability of vested stock options for their full term, in both cases consistent with the benefits that would be provided to retirees under the 2011 LTIP.

(10)   Mr. Casey forfeited these awards following his departure from the company in February 2018.

The amounts shown for "All Other Compensation" for fiscal 2018 include: company contributions to the named executive's account under our 401(k) plan; company contributions to the named executive's account under our DCP; and perquisites, in the following amounts:

Name	Company 401(k) Savings Plan Contributions ($)	Company Deferred Compensation Plan Contributions ($)	Perquisites ($)[a]	Total ($)
Kaufmann	24,723	10,500	65,181	100,404
Barrett	24,723	10,500	154,499	189,722
Gomez	27,527	10,000	–	37,527
Giacomin	24,723	11,408	–	36,131
Morford	24,723	6,791	–	31,514
Morrison	24,705	6,000	–	30,705
Casey	3,051	–	–	3,051

(a)   The amounts shown include the value of perquisites and other personal benefits if the aggregate value exceeded $10,000. Where we report perquisites and other personal benefits, we quantify each perquisite or personal benefit if it exceeds $25,000. The amount reported for Mr. Kaufmann included the incremental cost to us of his personal use of corporate aircraft ($64,313) and home security system monitoring fees. The amount reported for Mr. Barrett included the incremental cost to us of his personal use of corporate aircraft ($149,756), fees paid for services provided to him for legal review of his employment agreement modification and home security system monitoring fees.

We own corporate aircraft and lease other aircraft as needed. We calculate the incremental cost of personal use of corporate aircraft based on the average cost of fuel, average trip-related maintenance costs, crew travel expenses, per flight landing fees, hangar and parking costs and smaller variable costs. Since we use our aircraft primarily for business travel, we do not include fixed costs, such as depreciation, pilot salaries and certain maintenance costs. Messrs. Kaufmann and Barrett each receive up to $150,000 per fiscal year in personal use of corporate aircraft. Neither receives tax reimbursement for any imputed income associated with personal travel. Both Messrs. Kaufmann and Barrett have an aircraft time-sharing agreement, under which they may reimburse us for incremental costs when they use the aircraft for personal travel consistent with Federal Aviation Administration regulations. Reimbursed travel does not count against their personal use allowances.

Employment Arrangements

Mr. Barrett is the only executive officer with an employment agreement. Prior to November 2017, Mr. Barrett's employment agreement provided that he would serve as Chairman and Chief Executive Officer until our 2018 Annual Meeting of Shareholders, subject to earlier termination. In November 2017, as part of the succession plans described above, we modified Mr. Barrett's employment agreement to provide that he will continue to serve as Executive Chairman of the Board until the 2018 Annual Meeting of Shareholders, at which time he will retire from Cardinal Health.

The modified agreement provides that Mr. Barrett will continue to receive the same level of compensation through the date of his retirement. He will receive medical and dental benefits for two years after retirement. He also will receive retirement treatment under our 2011 LTIP, which provides for a prorated fiscal 2019 annual bonus, prorated vesting of his outstanding long-term incentive awards and continued exercisability of vested stock options for their full term.

In connection with Ms. Morrison's retirement in August 2018, we entered into a letter agreement with her that provided for prorated vesting of outstanding long-term incentive awards and continued exercisability of vested stock options for their full term, in both cases consistent with the benefits that would be provided to retirees under the 2011 LTIP.

Grants of Plan-Based Awards for Fiscal 2018

The table below supplements our Summary Compensation Table by providing additional information about our plan-based compensation for fiscal 2018.

Name/ Award Type	Grant Date	Approval Date	Estimated Potential Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Potential Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)[4]	Exercise or Base Price of Option Awards ($/Sh)[5]	Grant Date Fair Value of Stock and Option Awards ($)[6]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Kaufmann												
Annual Incentive			496,334	1,240,834	2,481,668							
PSUs	8/15/2017	8/15/2017				7,151	14,301	28,602				950,015
Option	8/15/2017	8/8/2017								70,102	66.43	948,690
RSUs	8/15/2017	8/8/2017							14,301			950,015
RSUs[7]	11/8/2017	11/5/2017							49,188			2,999,976
Barrett												
Annual Incentive			812,624	2,031,559	4,063,118							
PSUs	8/15/2017	8/15/2017				23,835	47,669	95,338				3,166,652
Option	8/15/2017	8/8/2017								233,673	66.43	3,162,297
RSUs	8/15/2017	8/8/2017							47,669			3,166,652
Gomez												
Annual Incentive			146,070	365,174	730,348							
PSUs	8/15/2017	8/15/2017				986	1,972	3,944				131,000
Option	8/15/2017	8/8/2017								12,083	66.43	163,519
RSUs	8/15/2017	8/8/2017							2,465			163,750
RSUs[8]	11/8/2017	11/5/2017							16,396			999,992
Giacomin												
Annual Incentive			278,822	697,055	1,394,110							
PSUs	8/15/2017	8/15/2017				7,151	14,301	28,602				950,015
Option	8/15/2017	8/8/2017								70,102	66.43	948,690
RSUs	8/15/2017	8/8/2017							14,301			950,015
RSUs[9]	2/15/2018	1/19/2018							14,684			999,980
Morford												
Annual Incentive			198,970	497,425	994,850							
PSUs	8/15/2017	8/15/2017				3,889	7,778	15,556				516,693
Option	8/15/2017	8/8/2017								43,844	66.43	593,341
RSUs	8/15/2017	8/8/2017							8,944			594,150
Morrison												
Annual Incentive			169,714	424,285	848,570							
PSUs	8/15/2017	8/15/2017				3,011	6,021	12,042				399,975
Option	8/15/2017	8/8/2017								29,517	66.43	399,454
RSUs	8/15/2017	8/8/2017							6,021			399,975
PSUs[10]	6/29/2018	6/29/2018				1,738	3,476	6,952				[11]
PSUs[10]	6/29/2018	6/29/2018				1,171	2,342	4,684				[11]
Option[10]	6/29/2018	6/29/2018								34,158	51.49	61,151
Option[10]	6/29/2018	6/29/2018								24,611	71.43	56,778
Option[10]	6/29/2018	6/29/2018								21,965	84.27	51,108

Name/ Award Type	Grant Date	Approval Date	Estimated Potential Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Potential Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)[4]	Exercise or Base Price of Option Awards ($/Sh)[5]	Grant Date Fair Value of Stock and Option Awards ($)[6]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Option[10]	6/29/2018	6/29/2018								21,381	83.19	55,364
Option[10]	6/29/2018	6/29/2018								18,394	66.43	110,984
RSUs[10]	6/29/2018	6/29/2018							3,222			157,330
RSUs[10]	6/29/2018	6/29/2018							1,092			53,322
RSUs[10]	6/29/2018	6/29/2018							1,745			85,208
Casey												
Annual Incentive[12]			297,808	744,521	1,489,041							
PSUs[12]	8/15/2017	8/15/2017				7,151	14,301	28,602				950,015
Option[12]	8/15/2017	8/8/2017								70,102	66.43	948,690
RSUs[12]	8/15/2017	8/8/2017							14,301			950,015

(1) This information relates to annual cash incentive award opportunities with respect to fiscal 2018 performance. Amounts actually earned under the annual cash incentive awards are reported in the Summary Compensation Table under the "Non-Equity Incentive Plan Compensation" column.

(2) "Equity Incentive Plan Awards" are PSUs granted during the fiscal year under our 2011 LTIP. The August 2017 grants and one of Ms. Morrison's June 2018 modified awards are eligible to vest based on payout levels of non-GAAP EPS in each of three annual periods, with a modifier based on TSR relative to the S&P 500 Healthcare Index. Ms. Morrison's other June 2018 modified award is eligible to vest after a three-year performance period based on the sum of non-GAAP EPS CAGR and average annual dividend yield. We accrue cash dividend equivalents that are payable when, and only to the extent that, the PSUs vest.

(3) "All Other Stock Awards" are RSUs granted during the fiscal year under our 2011 LTIP that, unless otherwise noted, vest ratably over three years and accrue cash dividend equivalents that are payable when, and only to the extent that, the RSUs vest.

(4) "All Other Option Awards" are nonqualified stock options granted during the fiscal year under our 2011 LTIP that, unless otherwise noted, vest ratably over three years and have a term of 10 years.

(5) The stock options have an exercise price equal to the closing price of our common shares on the NYSE on the grant date (or the original grant date in the case of Ms. Morrison's modified awards).

(6) We valued the PSUs and RSUs by multiplying the closing price of our common shares on the NYSE on the grant date by the number of PSUs (at target) and RSUs awarded. We valued the stock options granted on August 15, 2017 utilizing a lattice model with the following assumptions: expected stock option life: 6.94 years; dividend yield: 2.78%; risk-free interest rate: 2.13%; and expected volatility: 24.95%. We valued the stock options granted on June 29, 2018 utilizing a Black-Scholes model with the following assumptions: expected stock option life: between 5.04 and 9.04 years; dividend yield: 3.90%; risk-free interest rate: between 2.74% and 2.85%; and expected volatility: between 24.23% and 30.94%. The amounts reported represent the grant date or incremental fair value and do not represent amounts paid to or realized by the named executives. The named executives may never realize any value from the PSUs or stock options. To the extent they realize value from PSUs or stock options, the amounts realized may be more or less than the amounts reported above.

(7) These RSUs were granted to Mr. Kaufmann in connection with his appointment to Chief Executive Officer.

(8) These RSUs were granted to Mr. Gomez in connection with his appointment to Chief Financial Officer.

(9) These RSUs were granted to Mr. Giacomin in connection with his appointment to Chief Executive Officer — Medical Segment. They vest in full on the first anniversary of the grant date.

(10) Reflects previously granted long-term incentive awards that were modified in connection with Ms. Morrison's retirement in August 2018. These modifications provided for prorated vesting of awards upon Ms. Morrison's retirement and continued exercisability of vested stock options for their full term, in both cases consistent with the benefits that would be provided to retirees under the 2011 LTIP. The amounts shown in the "Grant Date Fair Value of Stock and Option Awards" column reflect the incremental fair value of these modified awards.

(11) There was no incremental fair value with respect to these modified awards.

(12) Mr. Casey forfeited these grants following his departure from the company in February 2018.

2011 Long-Term Incentive Plan

Our key executive employees, including our named executives, are eligible to receive annual cash incentives under our 2011 LTIP. For fiscal 2018, the Compensation Committee established the "qualifying performance criterion" of $900 million in non-GAAP operating earnings. This qualifying performance criterion was intended to allow payments to qualify as performance-based compensation under Section 162(m) of the Code and to be fully tax-deductible by us. The named executives would not have received any payout under the 2011 LTIP unless we achieved this threshold.

As discussed in the Compensation Discussion and Analysis, the Compensation Committee also set a "performance goal" of adjusted non-GAAP operating earnings and established a matrix of potential funding percentages based upon achievement of varying levels of earnings, subject to adjustment based on tangible capital performance. The funding percentage determines the total pool for annual incentive awards. The performance goals established by the Compensation Committee may vary from year to year, and the Compensation Committee retains discretion to make annual incentive awards to named executives even if we do not achieve the minimum performance goal.

Under our 2011 LTIP, we also may grant stock options, stock appreciation rights, stock awards and other stock-based awards to employees. During fiscal 2018, we granted PSUs, nonqualified stock options and RSUs under the plan to our named executives, as shown in the Grants of Plan-Based Awards for Fiscal 2018 table on pages 37 and 38. The plan provides for "double-trigger" accelerated vesting in connection with a change of control, under which the vesting of awards will accelerate only if there is a qualifying termination within two years after the change of control or if the surviving entity does not provide qualifying replacement awards.

During fiscal 2018, we added one-year minimum vesting provisions to our 2011 LTIP. Under these provisions, stock options and stock awards are subject to a one-year vesting condition, except upon a change of control or the death or disability of the grantee or for up to an aggregate not to exceed 5% of the total number of shares provided for in the 2011 LTIP.

PSUs granted under the 2011 LTIP settle after a performance period by the issuance of shares, which may be a fraction or multiple of the target number of PSUs subject to an award. Issuance of the shares is subject to both continued employment and the achievement of performance goals established by the Compensation Committee (which may vary from award to award).

For the Fiscal 18-20 PSUs, the Compensation Committee established the "qualifying performance criterion" of non-GAAP EPS for our fiscal year ending June 30, 2020 equal to or greater than $1.00 per share. This qualifying performance criterion was intended to allow the PSUs to be performance-based compensation under Section 162(m) of the Code and to be fully tax-deductible by us.

As discussed in the Compensation Discussion and Analysis, the Compensation Committee also established a "performance goal" for the Fiscal 18-20 PSUs based on payout levels of non-GAAP EPS in each of three annual periods, with a modifier based on TSR relative to the S&P 500 Healthcare Index. A participant can receive 50% of target PSUs if we attain threshold performance and up to 200% of target PSUs for over-performance before the 20% TSR modifier is applied.

We describe how we calculate the measures referred to in this section under "Annual Cash Incentive and PSU Performance Measure Calculations" below.

Annual Cash Incentive and PSU Performance Measure Calculations

Award	Performance Measure	Calculation
Annual Cash Incentive	Adjusted non-GAAP operating earnings, with a modifier based on tangible capital	Adjusted non-GAAP operating earnings is non-GAAP operating earnings[1] adjusted to exclude annual cash incentive expense to the extent below or above target performance, contributions to the 401(k) Savings Plan and DCP and income or expense related to the performance of our DCP assets that is included within distribution, selling, general and administrative expenses in our consolidated statement of earnings.[2]
		Tangible capital is 12-month average of total assets, less total liabilities (other than interest-bearing long-term obligations), goodwill and other intangibles, net, and cash and equivalents.[2]
Fiscal 2016-18 PSUs	Sum of non-GAAP EPS CAGR and average annual dividend yield	Non-GAAP EPS CAGR is non-GAAP EPS[3] for the last fiscal year of the performance period divided by non-GAAP EPS for the last fiscal year preceding the performance period; the quotient is then raised to the power of one divided by the number of years in the performance period.
		Average annual dividend yield is the sum of all cash dividends paid per share during a performance period divided by the number of years in the performance period; the quotient is then divided by our closing share price on the grant date.
Fiscal 2018-20 PSUs	Payout levels of non-GAAP EPS in each of three annual periods, with a modifier based on TSR relative to the S&P 500 Healthcare Index	Payout levels of non-GAAP EPS in each of three annual periods is the sum of the payout level based on non-GAAP EPS[3] in the first year, the payout level based on non-GAAP EPS in the second year and the payout level based on non-GAAP EPS in the third year, divided by three. A payout level is earned for each annual period based on achieving set levels of non-GAAP EPS for the first year and growth over the prior fiscal year's non-GAAP EPS for the second and third years.
		TSR is cumulative total shareholder return for the performance period assuming dividend reinvestment and determined based on the average daily closing stock prices for the 20 trading days ending immediately prior to the first day and last day of the performance period, respectively.

(1) Non-GAAP operating earnings is operating earnings excluding LIFO charges/(credits), restructuring and employee severance, amortization and other acquisition-related costs, impairments and (gain)/loss on disposal of assets and litigation (recoveries)/charges.

(2) For fiscal 2018, we excluded an incremental 401(k) plan contribution from the adjusted non-GAAP operating earnings calculation. Historically, we have also excluded the results of acquired or divested businesses from the adjusted non-GAAP operating earnings and tangible capital calculations if they were not included in our Board-approved annual budget. During fiscal 2018, we did not adjust for the divestiture of the China distribution business, so the divestiture had an unbudgeted negative effect on the fiscal 2018 annual incentive payout. The Compensation Committee also may make other adjustments for purposes of determining whether we achieved our performance goals, although none were made for fiscal 2018.

(3) Non-GAAP EPS is non-GAAP net earnings attributable to Cardinal Health, Inc. divided by diluted weighted average shares outstanding. Non-GAAP net earnings attributable to Cardinal Health, Inc. is net earnings attributable to Cardinal Health, Inc. excluding LIFO charges/(credits), restructuring and employee severance, amortization and other acquisition-related costs, impairments and (gain)/loss on disposal of assets, litigation (recoveries)/charges, net, and loss on extinguishment of debt, each net of tax, and transitional tax benefit, net, related to the U.S. Tax Cuts and Jobs Act of 2017. For purposes of the PSUs, the Compensation Committee may approve adjustments to how we calculate non-GAAP net earnings attributable to Cardinal Health, Inc. to reflect a change by us to the definition of that measure as presented to investors, exceptional acquisitions or divestitures, changes in accounting principles or other exceptional items that are not reflective of our operating performance. We adjusted the Fiscal 16-18 PSUs to remove all benefits of U.S. tax reform.

In addition to determining incentive compensation, we use the non-GAAP financial measures referenced above internally to evaluate our performance, evaluate the balance sheet, and engage in financial and operational planning because we believe that these measures provide additional perspective on and, in some circumstances are more closely correlated to, the performance of our underlying, ongoing business. We provide these non-GAAP financial measures to investors as supplemental metrics to assist readers in assessing the effects of items and events on our financial and operating results on a year-over-year basis and in comparing our performance to that of our competitors.

Potential Impact on Compensation from Executive Misconduct ("Clawbacks")

The 2011 LTIP authorizes us to seek repayment of incentive awards from a participant if that participant engages in misconduct that causes or contributes to the need to restate previously-filed financial statements and the payment was based on financial results that we subsequently restate. In addition, incentive awards granted under the 2011 LTIP may be subject to repayment if a participant commits misconduct, including a breach of our *Standards of Business Conduct* or violation of an applicable non-competition or confidentiality agreement.

Under our stock option, PSU and RSU agreements, unexercised stock options, unvested PSUs and RSUs and certain vested PSUs and RSUs are forfeited if the holder breaches our *Standards of Business Conduct*, discloses confidential information, commits fraud, gross negligence or willful misconduct, solicits business or our employees, disparages us or engages in competitive actions while employed by Cardinal Health or during a set time period after termination of employment. We also may require the holder to repay the gross gain realized from any stock option exercises or the value of the PSUs and RSUs settled within a set time period prior to such conduct.

Outstanding Equity Awards at Fiscal Year-End for Fiscal 2018

The table below shows the number of shares underlying exercisable and unexercisable stock options and unvested PSUs and RSUs held by our named executives on June 30, 2018. Mr. Casey departed from the company in February 2018 and had no outstanding equity awards to report in the table.

Name	Option Grant Date	Option Awards Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Option Exercise Price ($/Sh)	Option Expiration Date	Stock Awards Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2][3]
Kaufmann	8/15/2011	76,909	–	41.60	8/15/2021				
	8/15/2012	96,291	–	39.81	8/15/2022				
	8/15/2013	68,316	–	51.49	8/15/2023				
	8/15/2014	53,698	–	71.43	8/15/2024				
	8/15/2015	31,378	15,689	84.27	8/15/2025				
	8/15/2016	19,885	39,770	83.19	8/15/2026				
	8/15/2017	–	70,102	66.43	8/15/2027				
						74,196[4]	3,622,991	12,861[5]	628,003
Barrett	8/15/2011	308,302	–	41.60	8/15/2021				
	8/15/2012	330,738	–	39.81	8/15/2022				
	8/15/2013	279,770	–	51.49	8/15/2023				
	8/15/2014	212,020	–	71.43	8/15/2024				
	8/15/2015	126,463	63,232	84.27	8/15/2025				
	8/15/2016	63,126[6]	126,254[6]	83.19	8/15/2026				
	8/15/2017	–[6]	233,673[6]	66.43	8/15/2027				
						86,199[7]	4,209,097	42,868[8]	2,093,244
Gomez	8/15/2014	5,862	–	71.43	8/15/2024				
	8/15/2015	5,730	2,865	84.27	8/15/2025				
	8/15/2016	2,872	5,746	83.19	8/15/2026				
	8/15/2017	–	12,083	66.43	8/15/2027				
						20,612[9]	1,006,484	1,774[10]	86,624
Giacomin	8/15/2012	26,166	–	39.81	8/15/2022				
	8/15/2013	21,349	–	51.49	8/15/2023				
	8/15/2014	14,650	–	71.43	8/15/2024				
	9/15/2014	24,037	–	74.96	9/15/2024				
	8/15/2015	26,624	13,312	84.27	8/15/2025				
	8/15/2016	18,938	37,876	83.19	8/15/2026				
	8/15/2017	–	70,102	66.43	8/15/2027				
						39,368[11]	1,922,339	12,861[12]	628,003
Morford	8/15/2011	12,795	–	41.60	8/15/2021				
	8/15/2012	37,444	–	39.81	8/15/2022				
	8/15/2013	39,038	–	51.49	8/15/2023				
	8/15/2014	25,570	–	71.43	8/15/2024				
	8/15/2015	15,974	7,987	84.27	8/15/2025				
	8/15/2016	10,299	20,600	83.19	8/15/2026				
	8/15/2017	–	43,844	66.43	8/15/2027				
						19,426[13]	948,572	6,995[14]	341,566

Name	Option Grant Date	Option Awards		Option Exercise Price ($/Sh)	Option Expiration Date	Stock Awards			
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]			Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2][3]
Morrison	8/15/2013	34,158	–	51.49	8/15/2023				
	8/15/2014	24,611	–	71.43	8/15/2024				
	8/15/2015	14,643	7,322	84.27	8/15/2025				
	8/15/2016	7,974[15]	15,948[15]	83.19	8/15/2026				
	8/15/2017	—[15]	29,517[15]	66.43	8/15/2027				
						14,555[16]	710,721	5,415[17]	264,414

(1) Unless otherwise indicated, these stock options vest 33% on the first, second and third anniversaries of the grant date.

(2) The market value is the product of $48.83, the closing price of our common shares on the NYSE on June 29, 2018, and the number of unvested stock awards.

(3) Based on current performance in accordance with the SEC rules, PSUs for the fiscal 2017 through fiscal 2019 performance cycle ("Fiscal 17-19 PSUs") and Fiscal 18-20 PSUs assume payout at threshold. There was no payout of Fiscal 16-18 PSUs because performance fell below threshold, so no Fiscal 16-18 PSUs are reflected in the table.

(4) Reflects RSUs that vest as follows: 11,618 shares on August 15, 2018; 16,396 shares on November 8, 2018; 8,623 shares on August 15, 2019; 16,396 on November 8, 2019; 4,767 shares on August 15, 2020; and 16,396 shares on November 8, 2020.

(5) Reflects 5,710 Fiscal 17-19 PSUs and 7,151 Fiscal 18-20 PSUs.

(6) A prorated portion of these stock options will vest when Mr. Barrett retires after the Annual Meeting and he will forfeit the remainder.

(7) Reflects RSUs that vest as follows: 41,730 shares on August 15, 2018; 28,579 shares on August 15, 2019; and 15,890 shares on August 15, 2020. A prorated portion of these RSUs will vest when Mr. Barrett retires at the Annual Meeting and he will forfeit the remainder.

(8) Reflects 19,033 Fiscal 17-19 PSUs and 23,835 Fiscal 18-20 PSUs. In connection with his retirement, Mr. Barrett will receive a prorated portion of these PSUs if and when they pay out and will forfeit the remainder.

(9) Reflects RSUs that vest as follows: 1,994 shares on August 15, 2018; 5,465 shares on November 8, 2018; 1,400 shares on August 15, 2019; 5,465 on November 8, 2019; 822 shares on August 15, 2020; and 5,466 shares on November 8, 2020.

(10) Reflects 788 Fiscal 17-19 PSUs and 986 Fiscal 18-20 PSUs.

(11) Reflects RSUs that vest as follows: 11,343 shares on August 15, 2018; 14,684 shares on February 15, 2019; 8,574 shares on August 15, 2019; and 4,767 shares on August 15, 2020.

(12) Reflects 5,710 Fiscal 17-19 PSUs and 7,151 Fiscal 18-20 PSUs.

(13) Reflects RSUs that vest as follows: 6,713 shares on August 15, 2018; 4,679 shares on November 15, 2018; 5,052 shares on August 15, 2019; and 2,982 shares on August 15, 2020.

(14) Reflects 3,106 Fiscal 17-19 PSUs and 3,889 Fiscal 18-20 PSUs.

(15) A prorated portion of these stock options vested when Ms. Morrison retired in August 2018 and she forfeited the remainder.

(16) Reflects RSUs that vest as follows: 5,133 shares on August 15, 2018; 3,805 shares on February 15, 2019; 3,610 shares on August 15, 2019; and 2,007 shares on August 15, 2020. A prorated portion of these RSUs vested when Ms. Morrison retired in August 2018 and she forfeited the remainder.

(17) Reflects 2,404 Fiscal 17-19 PSUs and 3,011 Fiscal 18-20 PSUs. In connection with her retirement, Ms. Morrison will receive a prorated portion of these PSUs if and when they pay out and will forfeit the remainder.

Option Exercises and Stock Vested for Fiscal 2018

The table below shows stock options that were exercised, and PSUs and RSUs that vested, during fiscal 2018 for each of our named executives.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)
Kaufmann	–	–	38,106	2,549,124
Barrett	–	–	90,971	6,073,224
Gomez	4,475	72,782	6,159	405,485
Giacomin	–	–	20,400	1,363,149
Morford	–	–	17,724	1,137,924
Morrison	–	–	15,553	1,040,525
Casey	158,879	3,882,442	33,978	2,275,375

(1) This column represents the vesting during fiscal 2018 of PSUs granted during fiscal 2015 for the fiscal 2015 through fiscal 2017 performance cycle and RSUs granted during fiscal 2015, 2016 and 2017. The number of shares acquired on vesting includes the following PSUs and RSUs deferred at the election of the named executive, net of required withholding: Mr. Morford — 6,995 PSUs and 7,705 RSUs; and Mr. Casey — 6,742 RSUs. See "Deferred Compensation" below for a discussion of deferral terms.

Deferred Compensation

Our DCP permits certain management employees, including the named executives, to defer between 1% and 50% of base salary and between 1% and 80% of incentive compensation. In addition, we may make additional matching and non-matching contributions to the deferred balances of participants. We make matching contributions on amounts deferred under the DCP from compensation in excess of $275,000, but not in excess of $375,000, at the same rate as contributions are matched under the 401(k) Savings Plan. We also may credit participants' accounts with additional company contributions in the same amount as company contributions made to the 401(k) Savings Plan based on a percentage of fiscal year compensation in excess of $275,000, but not in excess of $375,000.

Each participant may direct the investment of his or her DCP account by selecting notional investment options that generally track publicly available mutual funds and investments and by periodically changing investment elections as the participant deems appropriate. We pay participants' deferred balances in cash upon retirement, termination from employment, death or total disability in a single lump sum or annual installment payments over a period of five or ten years. The DCP does not qualify under Section 401(a) of the Code and is exempt from many of the provisions of the Employee Retirement Income Security Act of 1974 as a "top hat" plan for a select group of management or highly compensated employees.

Apart from the DCP, a named executive also may defer receipt of shares that otherwise would be issued on the date that PSUs and RSUs vest until after the named executive is no longer employed by Cardinal Health or until a fixed future date.

Nonqualified Deferred Compensation in Fiscal 2018

The table below provides information regarding the named executives' accounts under our DCP and deferred share arrangements. References to deferred shares in the table below include both PSUs and RSUs.

Name/Award Type	Executive Contributions in Last FY ($)[1][2]	Cardinal Health Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[4]
Kaufmann					
DCP	118,554	4,954	269,660	–	3,643,214
Deferred shares	–	–	(652,518)	–	1,095,306
Barrett					
DCP	140,447	4,000	164,280	–	2,697,035
Deferred shares	–	–	–	–	–
Gomez					
DCP	171,045	4,000	70,605	–	1,542,129
Deferred shares	–	–	–	–	–
Giacomin					
DCP	97,217	8,000	208,611	–	2,096,609
Deferred shares	–	–	–	–	–
Morford					
DCP	226,427	800	197,471	–	1,860,815
Deferred shares	934,348	–	(2,082,467)	–	3,849,904
Morrison					
DCP	16,505	3,000	31,830	–	514,214
Deferred shares	–	–	–	–	–
Casey					
DCP	150,591	–	8,388	–	593,123
Deferred shares	447,871	–	(2,063,849)	–	3,594,376

(1) The DCP amounts shown include salary and fiscal 2017 cash incentive awards deferred during fiscal 2018. DCP amounts do not include the following amounts deferred from the fiscal 2018 cash incentive awards that were paid in fiscal 2019: Mr. Kaufmann — $91,127; Mr. Gomez — $96,839; and Mr. Giacomin — $127,979.

(2) DCP amounts included as contributions in the table and also reported as fiscal 2018 compensation in the Summary Compensation Table of this proxy statement are as follows: Mr. Kaufmann — $63,611; Mr. Barrett — $144,447; Mr. Gomez — $175,045; Mr. Giacomin — $91,038; Mr. Morford — $15,550; and Ms. Morrison — $19,505.

(3) We calculate the aggregate DCP earnings based upon the change in value of the investment options selected by the named executive during the year. Aggregate deferred shares earnings are calculated based upon the change in their total value from the first day of the fiscal year (or the vesting date, if later) to the last day of the fiscal year.

(4) DCP amounts included in the aggregate balance at June 30, 2018 in the table and also reported as fiscal 2017 and 2016 compensation in the Summary Compensation Table of this proxy statement are as follows: Mr. Kaufmann — $96,510; Mr. Barrett — $272,000; Mr. Giacomin — $160,827; and Mr. Morford — $39,639.

Potential Payments on Termination of Employment or Change of Control

In many cases, our named executives are eligible to receive benefits after a termination of employment or change of control under the 2011 LTIP. The various payments and benefits that would be provided to the named executives under the 2011 LTIP are discussed in the table below.

	Cash Awards	Long-Term Incentive Awards
Termination for Cause[1]	We may require repayment if a participant commits misconduct, including a breach of our *Standards of Business Conduct*.	We may cancel unexercised stock options and unvested stock awards and require repayment of proceeds realized from vested awards for a specified period.
Involuntary Termination without Cause	If involuntarily terminated without cause after the beginning of the final quarter of a performance period, the executive receives a prorated incentive payment based upon the length of employment during that performance period; if terminated earlier, there is no right to an incentive payment.	If involuntarily terminated without cause after the end of a performance period, the executive receives his PSUs as if he had remained employed through the settlement date; otherwise unvested equity awards are forfeited and the executive must exercise vested stock options within 90 days.
Termination Due to Retirement[2]	Prorated incentive payment based upon the length of employment during the performance period.	• Stock options and RSUs held for at least six months vest, prorated based upon the length of employment during the vesting period, on an accelerated basis and outstanding stock options remain exercisable until the expiration of option term. • PSUs held for at least six months vest on the original vesting date, subject to achievement of the performance goals, but the amount is prorated based upon the length of employment during the performance period.
Termination Due to Death or Disability[3]	Prorated incentive payment based upon the length of employment during the performance period.	• Stock options and RSUs held for at least six months vest on an accelerated basis and stock options remain exercisable until expiration of option term. • PSUs held for at least six months vest on the original vesting date, subject to achievement of the performance goals.
Change of Control[4]	Awards vest on an accelerated basis only if a qualifying termination occurs within two years after a change of control (including a "good reason" termination by the executive or an involuntary termination without cause) or the surviving entity does not provide qualifying replacement awards.	• Awards vest on an accelerated basis only if a qualifying termination occurs within two years after a change of control (including a "good reason" termination by the executive or an involuntary termination without cause) or the surviving entity does not provide qualifying replacement awards. • In general, if employment terminates within two years after change of control, stock options remain exercisable until the earlier of three years from termination or expiration of option term. • The number of PSUs received is based on the actual performance before the change of control and expected performance for the remainder of the performance period.

(1) "Termination for cause" generally means termination of employment for fraud or intentional misrepresentation, embezzlement, misappropriation, conversion of assets or the intentional violation of our written policies or procedures.

(2) "Retirement" means termination of employment (other than by death or disability or a termination for cause) after attaining either age 55 and at least 10 years of continuous service or, for awards granted after July 1, 2017, age 60 and at least five years of continuous service. Plan participants also qualify for retirement for awards granted after July 1, 2017 after they attain either age 53 and at least eight years of continuous service or age 59 and at least four years of continuous service, are terminated by us without cause and enter into a separation agreement with us.

(3) "Disability" exists when an executive who is under the regular care of a physician is continuously unable to substantially perform his job or to be employed in any occupation for which the executive is qualified by education, training or experience.

(4) A "change of control" generally occurs when:

• a person or group acquires 30% or more of Cardinal Health's outstanding common shares or voting securities, subject to limited exceptions;

• during any two-year period, individuals who as of the beginning of such two-year period constituted the Board cease for any reason to constitute at least a majority of the Board, unless the replacement directors are approved as described in the 2011 LTIP;

• there is a consummation of a reorganization, merger, consolidation or sale or other disposition of all or substantially all of Cardinal Health's assets or another business combination unless: after the transaction all or substantially all the owners of Cardinal Health's outstanding common shares or voting securities prior to the transaction own more than 50% of such securities after the transaction in substantially the same proportions; no person, subject to certain exclusions, owns 30% or more of the outstanding common shares or voting securities of the resulting entity (unless such ownership level existed before the transaction); and a majority of the directors of the resulting entity were members of Cardinal Health's Board (including applicable replacements as described above) when the transaction was approved or the transaction agreement was executed; or

• our shareholders approve a complete liquidation or dissolution of Cardinal Health.

Generally, a termination is for "good reason" if: we materially reduce the employee's total compensation, annual or long-term incentive opportunities or duties, responsibilities or authority, or we require the employee to relocate more than 50 miles from his or her office or location.

Mr. Barrett's employment agreement, and Messrs. Kaufmann, Gomez, Giacomin and Casey's and Ms. Morrison's confidentiality and business protection agreements, contain non-competition and non-solicitation provisions that, among other things, prohibit these executives from being employed by certain entities that compete with us for a period of two years after termination of employment (the "Restricted Period"). During the Restricted Period, these executives also are prohibited from soliciting on behalf of a competitor the business of any customer or any known potential customer of Cardinal Health. These agreements also prohibit disclosure of confidential information, disparagement and recruitment of our employees.

See also "Potential Impact on Compensation from Executive Misconduct ("Clawbacks")" at page 40 for a discussion of restrictive covenants under the 2011 LTIP applicable to each of the named executives.

New Severance Plan

The Board, upon the recommendation of the Compensation Committee, adopted the Severance Plan, which plan will be effective as of October 1, 2018 and under which our named executives (other than Mr. Barrett) will be eligible for severance benefits under certain circumstances. Under the Severance Plan,

- if prior to a change of control or following the second anniversary of a change of control, we terminate a named executive without "cause," or
- during the two-year change of control period, we terminate a named executive without "cause" or a named executive resigns for "good reason,"

then, the named executive will receive:

- in the case of the Chief Executive Officer, cash severance equal to 2.0 times (or 2.5 times, if the termination occurs during the change of control period) the sum of annual base salary and target bonus;
- in the case of other named executives, cash severance equal to 1.5 times (or 2.0 times, if the termination occurs during the change of control period) the sum of annual base salary and target bonus; and
- a prorated annual bonus for the year of termination based on actual performance, or the greater of target performance and actual performance if the termination occurs during the change of control period, and up to 18 months of health insurance premiums.

Receipt of these amounts is conditioned upon execution of a general release and compliance with certain restrictive covenants, including non-competition and non-solicitation covenants that apply for two years following termination.

Table for Named Executives

The table below presents the potential payments and benefits in the event of termination of employment or a change of control for each of the named executives other than Mr. Casey. These potential amounts have been calculated as if the named executive's employment had terminated or a change of control had occurred as of June 30, 2018, the last day of fiscal 2018, and using the closing market price of our common shares on June 29, 2018 ($48.83), the last trading day in fiscal 2018.

The table does not include benefits that are available to all of our salaried employees upon retirement, death or disability, including 401(k) Savings Plan distributions, group and supplemental life insurance benefits and short-term and long-term disability benefits. The amounts reported in the table below are hypothetical amounts. Actual payments will depend on the circumstances and timing of any termination of employment or change of control. The table does not include any benefits that would be payable under the Severance Plan, which will become effective on October 1, 2018.

As discussed above, Mr. Casey, our former Chief Executive Officer — Medical Segment, left the company in February 2018. He did not receive severance and was not retirement-eligible upon his departure. In November 2017, as part of the succession plans described above, we modified Mr. Barrett's employment agreement to provide that he will continue to serve as Executive Chairman of the Board until the Annual Meeting, at which time he will retire. Ms. Morrison retired in August 2018.

	Retirement or Voluntary Termination ($)[1]	Involuntary Termination Without Cause ($)[1]	Death or Disability ($)	Termination Following Change of Control ($)[1]
Kaufmann				
Cash severance	–	–	–	–
Annual cash incentive[2]	1,240,834	1,240,834	1,240,834	1,240,834
Long-term incentive awards (accelerated vesting)[3]	2,049,786[4]	2,049,786[4]	4,250,969[5]	4,250,969[5]
TOTAL	**3,290,620**	**3,290,620**	**5,491,803**	**5,491,803**
Barrett				
Cash severance	–	6,800,000	–	6,800,000
Annual cash incentive[2]	2,031,559	2,031,559	2,031,559	2,031,559
Long-term incentive awards (accelerated vesting)[3]	3,832,032[4]	3,832,032[4]	6,302,293[5]	6,302,293[5]
Medical and dental benefits	–	26,845	26,845[6]	26,845
Interest on deferred payments	–	102,701	23,625	102,701
TOTAL	**5,863,591**	**12,793,137**	**8,384,322**	**15,263,398**
Gomez				
Cash severance	–	–	–	—
Annual cash incentive[2]	–	352,142	352,142	352,142
Long-term incentive awards (accelerated vesting)[3]	–	–	1,093,084[5]	1,093,084[5]
TOTAL	**–**	**352,142**	**1,445,226**	**1,445,226**

	Retirement or Voluntary Termination ($)[1]	Involuntary Termination Without Cause ($)[1]	Death or Disability ($)	Termination Following Change of Control ($)[1]
Giacomin				
Cash severance	–	–	–	–
Annual cash incentive[2]	–	697,055	697,055	697,055
Long-term incentive awards (accelerated vesting)[3]	–	488,935[4]	1,833,298[5]	2,550,317[5]
TOTAL	**–**	**1,185,990**	**2,530,353**	**3,247,372**
Morford				
Cash severance	–	–	–	–
Annual cash incentive[2]	497,425	497,425	497,425	497,425
Long-term incentive awards (accelerated vesting)[3]	832,795[4]	832,795[4]	1,290,113[5]	1,290,113[5]
TOTAL	**1,330,220**	**1,330,220**	**1,787,538**	**1,787,538**
Morrison				
Cash severance	–	–	–	–
Annual cash incentive[2]	–	424,285	424,285	424,285
Long-term incentive awards (accelerated vesting)[3]	–	205,867[4]	975,111[5]	975,111[5]
TOTAL	**–**	**630,152**	**1,399,396**	**1,399,396**

(1) Messrs. Kaufmann, Barrett and Morford satisfied the age and service requirements to qualify for retirement under our 2011 LTIP in the event of either a voluntary termination or an involuntary termination without cause. Mr. Giacomin and Ms. Morrison satisfied the age and service requirements to qualify for retirement under our 2011 LTIP with respect to awards granted to them after July 1, 2017 in the event of an involuntary termination without cause.

Under the November 2017 modification to Mr. Barrett's employment agreement, he will receive two years of medical and dental benefits for him and his dependents. If prior to his retirement, his employment is terminated without cause or, following a change of control, he terminates his employment for good reason, he would receive, among other things, two times the sum of his annual base salary and target bonus (payable in equal monthly installments over 24 months).

(2) Assumes that the annual cash incentive payouts were at the following fiscal 2018 target amounts: Mr. Kaufmann — $1,240,834 (actual payout was $1,518,780); Mr. Barrett — $2,031,559 (actual payout was $2,072,190); Mr. Gomez — $352,142 (actual payout was $387,356); Mr. Giacomin — $697,055 (actual payout was $853,195); Mr. Morford — $497,425 (actual payout was $608,848); and Ms. Morrison — $424,285 (actual payout was $432,771).

(3) We valued the accelerated vesting of PSUs and RSUs by multiplying the closing price of our common shares on June 29, 2018 by the number of PSUs and RSUs. We valued the accelerated vesting of stock options as the difference between the closing price of our common shares on June 29, 2018 and the exercise price for each stock option. PSUs are presented in the table using the same payout assumptions as noted in footnote 3 to the Outstanding Equity Awards at Fiscal Year-End for Fiscal 2018 table on pages 41 and 42.

(4) Assumes the prorated accelerated vesting of long-term incentive awards, as follows: Mr. Kaufmann — 6,182 PSUs, 83,518 stock options and 35,796 RSUs; Mr. Barrett — 20,606 PSUs, 283,943 stock options and 57,871 RSUs; Mr. Giacomin — 2,377 PSUs, 37,434 stock options and 7,636 RSUs; Mr. Morford — 3,363 PSUs, 47,150 stock options and 13,692 RSUs; and Ms. Morrison — 1,001 PSUs, 15,763 stock options and 3,215 RSUs.

(5) Assumes the full accelerated vesting of long-term incentive awards, as follows: Mr. Kaufmann — 12,861 PSUs, 125,561 stock options and 74,196 RSUs; Mr. Barrett — 42,867 PSUs, 423,159 stock options and 86,199 RSUs; Mr. Gomez — 1,774 PSUs, 20,694 stock options and 20,612 RSUs; Mr. Giacomin — 12,861 PSUs, 121,290 stock options and 24,684 RSUs; Mr. Morford — 6,995 PSUs, 72,431 stock options and 19,426 RSUs; and Ms. Morrison — 5,415 PSUs, 52,787 stock options and 14,555 RSUs.

(6) In the event of termination of employment due to death, Mr. Barrett's medical and dental benefits would be reduced to $16,788.

Pay Ratio Disclosure

The Dodd-Frank Wall Street Reform and Consumer Protection Act and SEC rules require us to provide the ratio of the annual total compensation of Mr. Kaufmann, our Chief Executive Officer since January 1, 2018, to the annual total compensation of our median employee.

For fiscal 2018, the median annual total compensation of all employees of the company (other than the Chief Executive Officer) was $51,434. Mr. Kaufmann's annual total compensation for fiscal 2018 for purposes of the pay ratio disclosure was $11,356,917. Based on this information, for fiscal 2018, the ratio of the compensation of the Chief Executive Officer to the median annual total compensation of all other employees was estimated to be 221 to 1.

To identify and determine the annual total compensation of the median employee, we collected the payroll data of all employees globally as of April 1, 2018 and used total base pay as of April 1, 2018 as our compensation measure, which we consistently applied to all employees.

Using this methodology, we determined that the median employee was a non-exempt, full-time employee located in the United States. The annual total compensation was calculated in accordance with the SEC rules applicable to the Summary Compensation Table and also includes the company-paid portion of health insurance premiums, which are not required to be included in the Summary Compensation Table.

Mr. Kaufmann served as Chief Executive Officer on April 1, 2018, the determination date of the median employee. Because Mr. Kaufmann did not serve as the Chief Executive Officer for the entirety of fiscal 2018, we elected to annualize his base salary and annual cash incentive award for purposes of the pay ratio disclosure as if he were the Chief Executive Officer for the full fiscal year. We also elected to present Mr. Kaufmann's long-term incentive grants based on the target value set by the Compensation Committee in November 2017 in connection with his appointment to Chief Executive Officer. As a result of these adjustments and the inclusion of the company-paid portion of health insurance premiums, for purposes of the pay ratio disclosure, Mr. Kaufmann's annual total compensation of $11,356,917 for fiscal 2018 differs from the amount of $8,423,580 reported for Mr. Kaufmann in the fiscal 2018 Summary Compensation Table (see page 35).

The pay ratio disclosure presented above is a reasonable estimate calculated in a manner consistent with SEC rules. Because the SEC rules for identifying the median employee and calculating the pay ratio allow companies to use different methodologies, exclusions, estimates and assumptions that reflect their employee populations and compensation practices, the pay ratio disclosure of other companies may not be comparable to the pay ratio reported by us.

Shareholder Proposals

Proposal 4 — Shareholder Proposal on a Policy to Not Exclude Legal and Compliance Costs for Purposes of Determining Executive Compensation

We received notice that The International Brotherhood of Teamsters General Fund, 25 Louisiana Avenue, NW, Washington, DC 20001, a shareholder owning 75 of our common shares as of May 23, 2018, and Rhode Island Employees' Retirement Systems Pooled Trust, State House - Room 102, Providence, RI 02903, a shareholder owning 8,749 of our common shares as of May 23, 2018, intend to jointly present the following proposal at the Annual Meeting. The proposed resolution and its supporting statement, for which neither we nor the Board accepts responsibility, are set forth below.

The shareholder proposal and supporting statement read as follows:

RESOLVED, that shareholders of Cardinal Health, Inc. ("Cardinal") urge the Board of Directors to adopt a policy that no financial performance metric shall be adjusted to exclude legal or compliance costs when evaluating performance for purposes of determining the amount or vesting of any senior executive compensation award. "Legal or compliance costs" are expenses or charges associated with any investigation, litigation or enforcement action related to drug distribution, including legal fees; amounts paid in fines; penalties or damages; and, amounts paid in connection with monitoring required by any settlement or judgment of claims of the kind described above. "Incentive Compensation" is compensation paid pursuant to short-term and long-term incentive compensation plans and programs. The policy should be implemented in a way that does not violate any existing contractual obligation of the Company or the terms of any compensation or benefit plan.

SUPPORTING STATEMENT: As Cardinal shareholders, we support compensation arrangements that incentivize senior executives to drive growth while safeguarding company operations and reputation over the long-term. Cardinal adjusts certain financial metrics when calculating progress on goals for the purposes of awarding incentive compensation. While some adjustments may be appropriate, we believe senior executives should not be insulated from legal risks.

President Trump has recently declared the opioid epidemic a public health emergency. According to page 28 of the Company's Q3 Fiscal 2018 10-Q, the company faces "hundreds of lawsuits" relating to the distribution of prescription opioids. In addition, 39 state attorney generals have formed a multi-state task force to investigate the role of distributors, such as Cardinal, in the opioid epidemic. In December 2016, Cardinal agreed to pay $44 million to resolve allegations it violated the federal Controlled Substances Act regarding the distribution of opioids. This settlement with the Department of Justice follows a $34 million penalty in 2008 for similar violations.

We believe the opioid emergency presents a heightened level of risk for Cardinal investors. We also believe Cardinal is well positioned to incentivize senior executives to mitigate these risks by ensuring their compensation is tied to effective management of this crisis. As it is structured now, Cardinal may insulate senior executives from legal risks by removing associated costs from the metrics that determine their incentive compensation.

According to the 2017 proxy statement, Cardinal uses non-GAAP operating earnings and non-GAAP diluted EPS in its annual incentive and performance share units, respectively. In both cases, the metrics are calculated to exclude litigation charges.

We believe a superior approach to aligning executive pay with the company's performance would be to include legal and compliance costs, particularly those associated with opioid litigation.

We urge shareholders to vote for this proposal.

The Board of Directors' Statement in Opposition to Proposal 4

The Board recommends a vote **AGAINST** Proposal 4, because it would impose a broad and unnecessary restriction on the Compensation Committee's decisions regarding the metrics and adjustments used in incentive programs to further corporate strategy and promote long-term shareholder value creation.

Broad and indiscriminate restriction. The proposal would require that, when setting senior executive compensation, the Compensation Committee not adjust any financial performance metric for costs encompassed by the proposal's broadly defined notion of "legal or compliance costs . . . related to drug distribution." By imposing a flat prohibition, the proposal would prevent consideration of factors such as whether we prevailed in any covered litigation or whether, given our business as a pharmaceutical wholesale distributor, litigation "related to drug distribution" involved an ordinary course business dispute with one of our suppliers or customers. As such, we believe this type of broad and indiscriminate restriction reflects an inappropriate standard that could apply far beyond its stated objective of preventing senior executives from being "insulated from legal risks."

We also believe that the proposal is not an appropriate response to the opioid crisis facing our country. Our Board and the entire Cardinal Health team care deeply about the devastation opioid abuse is inflicting on our families and communities. We are working to help solve this complex national public health crisis. We understand and take seriously our responsibility to maintain a rigorous anti-diversion program, while ensuring that medications are available for patients who need them. We are industry leaders in implementing state-of-the-art controls to combat the diversion of pain medications from legitimate uses. Our Board has been active in its oversight and review of our controlled substance anti-diversion program and other important opioid-related issues, including through regular briefings by management and through the formation in February 2018 of an Ad Hoc Committee of independent directors of the Board to assist the Board in its oversight of opioid-related issues. More information about the Ad Hoc Committee and the history of the Board's engagement with and oversight of these important issues can be found in the "Proxy Summary" and "Corporate Governance" sections of this proxy statement and on our website, at www.cardinalhealth.com under "About Us — Corporate Citizenship — Addressing the Opioid Crisis: Board Engagement and Governance."

Executive pay decisions aligned to performance and long-term shareholder interests. A core objective of our executive compensation program is to design and implement performance metrics that challenge our executives to meet and exceed business goals that deliver sustained performance. Historically, our performance metrics use the same non-GAAP earnings measures that we report to shareholders, with minor adjustments that we explain in our proxy statement. We have consistently excluded litigation recoveries and charges from these measures because: these items often relate to events that occurred in prior periods, or over multiple periods; they do not occur in, or reflect, the ordinary course of our business; and their timing and amount are inherently unpredictable. We believe that these adjustments are appropriate when incentivizing executives to make decisions that are aligned with the long-term interests of shareholders, since litigation recoveries and charges may be outside of the scope of management performance or may reflect decisions made by an earlier management team. We have not, however, excluded the significant legal defense costs of opioid litigation or the significant costs of our controlled substance anti-diversion program from our compensation performance metrics. Consequently, these costs have impacted our incentive program payouts.

In addition to financial performance, the Compensation Committee evaluates the decisions and behavior of each executive to ensure that our executives are leading in a manner that is consistent with the values embodied in our *Standards of Business* Conduct when determining incentive compensation. We believe that by considering individual results, company performance and code of conduct values, our incentive compensation programs are appropriately designed to align the interests of our senior executives with the long-term interests of our shareholders. In addition, our incentive plans and agreements provide that we may require repayment of cash incentives and gains realized under equity awards and we may cancel outstanding equity awards in specified instances of executive misconduct, including a material violation of law or of our *Standards of Business Conduct* that causes material financial harm to us.

Transparency and accountability in our executive compensation. We provide thorough disclosure of the adjustments made under our compensation programs for litigation recoveries and charges, including a reconciliation between GAAP and non-GAAP measures. If the Compensation Committee, in its discretion, determines that any additional adjustments are required, those additional discretionary adjustments also are disclosed. Shareholders are therefore able to see the exact adjustments we make. Also, we will publicly disclose any incentive compensation forfeitures or repayments from our executive officers under our clawback policies, except in certain circumstances explained in our Compensation Discussion and Analysis. Finally, we provide an annual say-on-pay vote to provide more direct and immediate insight into our shareholders' views on our executive compensation program.

For the foregoing reasons, we believe that the proposal is overly restrictive and broad, and is not an appropriate response to the opioid crisis. Further, we believe that our approach to incentive compensation for our senior executives, which considers individual results, company performance and the values set forth in our *Standards of Business Conduct*, is an appropriate way to align the interests of our senior executives with the long-term interest of our shareholders.

⊗ **The Board recommends a vote AGAINST this shareholder proposal.**

Proposal 5 — Shareholder Proposal on the Ownership Threshold for Calling a Special Meeting of Shareholders

We received notice that Kenneth Steiner, 14 Stoner Ave., 2M, Great Neck, NY 11021, a shareholder owning no fewer than 500 shares of our common shares as of June 1, 2018, intends to present the following proposal at the Annual Meeting. The proposed resolution and its supporting statement, for which neither we nor the Board accepts responsibility, are set forth below.

The shareholder proposal and supporting statement read as follows:

Proposal 5 – Special Shareholder Meetings

Shareowners ask our board of directors to take the steps necessary (unilaterally if possible) to amend our bylaws and appropriate governing documents to give the owners of a total of 10% of our outstanding common stock the power to call a special shareowner meeting (or the closest percentage to 10% according to state law). This proposal does not impact our board's current power to call a special meeting.

Special shareholder meetings allow shareholders to vote on important matters, such as electing new directors that can arise between annual meetings. This proposal topic won more than 70%-support at Edwards Lifesciences and SunEdison. This proposal topic, sponsored by William Steiner, also won 78% support at a Sprint annual meeting with 1.7 Billion yes-votes.

Nuance Communications, Inc. (NUAN) shareholders gave 94%-support in February 2018 to a rule 14a-8 proposal calling for 10% of shareholders to call a special meeting.

It is important that our company goes the extra mile and adopts an ownership threshold of 10%. Some companies have adopted an ownership threshold of 25% which can be unrealistic. An ownership threshold of 25% can mean that more than 50% of shareholders must be contacted during a short window of time to simply call a special meeting. And this effort must be funded from the pockets of shareholders which acts as an insurance policy that there is a financial need to call a special shareholder meeting. Plus many shareholders, who are convinced that a special meeting should be called, can make a small paperwork error that will disqualify them from counting toward the ownership threshold that is needed for a special meeting.

And the clincher to enable 10% of shareholders to call a special meeting is that Cardinal Health shareholders do not have any right to act by written consent and management seems set on shareholders never having such a right. Meanwhile hundreds of major companies enable shareholders to call a special shareholder meeting and to also act by written consent. It is prudent to enable 10% of shareholders to call a special meeting when there is absolutely no right to act by written consent.

Please vote yes:

Special Shareholder Meetings - Proposal 5

The Board of Directors' Statement in Opposition to Proposal 5

The Board recommends a vote **AGAINST** Proposal 5, because we currently permit shareholders owning 25% of our common shares to call special meetings. The Board believes that it is not in the best interests of our shareholders to lower this standard so that holders of only 10% of our common shares are able to call special meetings. We believe that our existing provision, coupled with our robust shareholder engagement program and other meaningful shareholder rights (including annual director elections with a majority standard and a "proxy access" right for nominating directors), is appropriate for a public company of our size as it strikes a proper balance between ensuring accountability to shareholders and enabling the Board and management to run the company in an effective manner.

The calling of a special meeting should not be an ordinary or easily initiated process, but instead should reflect a broad consensus among shareholders. Special meetings are expensive and disruptive for a company with as many shareholders as Cardinal Health. Our Board and management must commit the time to prepare for the meeting and address the matters to be considered at the meeting. We also incur the costs to prepare, print and mail the required disclosure documents. Share ownership thresholds to call special meetings are intended to strike a balance between the shareholders' right to call a special meeting in appropriate circumstances and the risk that shareholders representing a minority position would seek to disrupt the company with a special meeting. In contrast, the proposal would permit shareholders who may have short-term interests and hold only a relatively small portion of our shares to initiate a special meeting, even if a large majority of shareholders have little interest in or oppose the matters to be considered at the meeting. That is why 46% of the Fortune 100 companies that provide a special meeting right have a 25% ownership threshold.

The platform of a special meeting of shareholders with the support of less than 25% of our shares is unnecessary in light of our robust shareholder engagement program and our corporate governance structures. We maintain open and regular communication with large and small shareholders, financial analysts and shareholder advisory services about important issues relating to our business and governance. Shareholders can use our Annual Meeting of Shareholders to communicate their concerns to management, the Board and other shareholders. And our directors are accountable to shareholders through their annual election and our majority voting standard.

In light of our existing special meeting provision, our robust shareholder engagement program and other meaningful shareholder rights, the Board believes that adoption of the proposal is not necessary.

⊗ **The Board recommends a vote AGAINST this shareholder proposal.**

Share Ownership Information

Beneficial Ownership

The table below sets forth certain information regarding the beneficial ownership of our common shares by, and the percentage of our outstanding common shares represented by such ownership for:

- each person known by us to own beneficially more than 5% of our outstanding common shares;

- our directors;

- our current and former executive officers named in the Summary Compensation Table on page 35; and

- all current executive officers and directors as a group.

A person has beneficial ownership of shares if the person has voting or investment power over the shares or the right to acquire such power in 60 days. Investment power means the power to direct the sale or other disposition of the shares. Except as otherwise described in the footnotes below the table, information on the number of shares beneficially owned is as of September 10, 2018 and the listed beneficial owners have sole voting and investment power.

Name of Beneficial Owner	Common Shares		Additional RSUs and PSUs[13]
	Number Beneficially Owned	Percent of Class	
BlackRock, Inc.[1]	24,845,043	8.3	–
The Vanguard Group[2]	24,237,953	8.1	–
Wellington Management Group LLP[3]	18,967,126	6.3	–
Barrow, Hanley, Mewhinney & Strauss, LLC[4]	17,876,233	6.0	–
State Street Corporation[5]	16,982,390	5.7	–
David J. Anderson[6][7]	7,458	*	–
Colleen F. Arnold[7]	10,142	*	19,569
George S. Barrett[8]	2,109,575	*	44,469
Donald M. Casey Jr.[9]	91,206	*	–
Carrie S. Cox[7]	9,381	*	16,306
Calvin Darden[7]	15,975	*	19,608
Bruce L. Downey[7]	19,598	*	18,387
Jon L. Giacomin[8]	208,127	*	51,906
Jorge M. Gomez[8]	32,390	*	33,053
Patricia A. Hemingway Hall[7]	8,946	*	2,612
Akhil Johri	–	*	–
Clayton M. Jones[7]	8,946	*	6,018
Michael C. Kaufmann[8][10]	584,287	*	140,255
Gregory B. Kenny[7]	15,483	*	19,584
Nancy Killefer[7]	6,918	*	–
David P. King[7]	11,598	*	9,446
Craig S. Morford[8]	199,582	*	124,050
Patricia B. Morrison[8][11]	145,416	*	5,818
All Executive Officers and Directors as a Group (17 Persons)[12]	3,282,020	1.1	537,898

*   Indicates beneficial ownership of less than 1% of the outstanding shares.

(1) Based on information obtained from a Schedule 13G/A filed with the SEC on February 8, 2018 by BlackRock, Inc. ("BlackRock"). The address of BlackRock is 55 East 52nd Street, New York, New York 10055. BlackRock reported that, as of December 31, 2017, it had sole voting power with respect to 21,517,276 shares and sole dispositive power with respect to all shares shown in the table. The number and percentage of shares held by BlackRock may have changed since the filing of the Schedule 13G/A.

(2) Based on information obtained from a Schedule 13G/A filed with the SEC on February 8, 2018 by The Vanguard Group ("Vanguard"). The address of Vanguard is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355. Vanguard reported that, as of December 31, 2017, it had sole voting power with respect to 446,498 shares, shared voting power with respect to 77,905 shares, sole dispositive power with respect to 23,731,961 shares and shared dispositive power with respect to 505,992 shares. The number and percentage of shares held by Vanguard may have changed since the filing of the Schedule 13G/A.

(3) Based on information obtained from a Schedule 13G/A filed with the SEC on August 10, 2018 by Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP. The address of these entities is 280 Congress Street, Boston, Massachusetts 02210. These entities reported that, as of July 31, 2018, Wellington Management Group LLP had shared voting power with respect to 4,669,656 shares and shared dispositive power with respect to all shares shown in the table, Wellington Group Holdings LLP had shared voting power with respect to 4,669,656 shares and shared dispositive power with respect to all shares shown in the table, Wellington Investment Advisors Holdings LLP had shared voting power with respect to 4,669,656 shares and shared dispositive power with respect to all shares shown in the table and Wellington Management Company LLP had shared voting power with respect to 4,231,034 shares and shared dispositive power with respect to 17,809,676 shares. The number and percentage of shares held by these entities may have changed since the filing of the Schedule 13G/A.

(4) Based on information obtained from a Schedule 13G filed with the SEC on February 12, 2018 by Barrow, Hanley, Mewhinney & Strauss, LLC ("Barrow Hanley"). The address of Barrow Hanley is 2200 Ross Avenue, 31st Floor, Dallas, Texas 75201-2761. Barrow Hanley reported that, as of December 31, 2017, it had sole voting power with respect to 4,574,435 shares, shared voting power with respect to 13,301,798 shares, and sole dispositive power with respect to all shares shown in the table. The number and percentage of shares held by Barrow Hanley may have changed since the filing of the Schedule 13G.

(5) Based on information obtained from a Schedule 13G filed with the SEC on February 14, 2018 by State Street Corporation ("State Street"). The address of State Street is State Street Financial Center, One Lincoln Street, Boston, Massachusetts 02111. State Street reported that, as of December 31, 2017, it had shared voting power and shared dispositive power with respect to all shares shown in the table. The number and percentage of shares held by State Street may have changed since the filing of the Schedule 13G.

(6) Includes 400 common shares held by Mr. Anderson's spouse. Mr. Anderson resigned from the Board in September 2018.

(7) Common shares listed as being beneficially owned by our non-management directors include: outstanding RSUs that may be settled within 60 days, as follows: Mr. Anderson — 6,323 shares; Ms. Arnold — 8,946 shares; Ms. Cox — 8,946 shares; Mr. Darden — 8,946 shares; Mr. Downey — 8,946 shares; Ms. Hemingway Hall — 4,651 shares; Mr. Jones — 8,946 shares; Mr. Kenny — 10,064 shares; Ms. Killefer — 6,918 shares; and Mr. King — 8,946 shares; and phantom stock over which the participants have sole voting rights under our DCP, as follows: Mr. Anderson — 135 shares; Ms. Arnold — 1,196 shares; Mr. Darden — 5,894 shares; and Mr. Kenny — 5,419 shares.

(8) Common shares listed as being beneficially owned by our named executives include: outstanding stock options that are currently exercisable or will be exercisable within 60 days, as follows: Mr. Barrett — 1,651,414 shares; Mr. Giacomin — 187,381 shares; Mr. Gomez — 24,229 shares; Mr. Kaufmann — 444,288 shares; Mr. Morford — 196,740 shares; and Ms. Morrison — 120,509 shares; and outstanding RSUs that will be settled within 60 days, as follows: Mr. Gomez — 5,465 shares; and Mr. Kaufmann — 16,396 shares.

(9) Mr. Casey left the company on February 2, 2018. Information on the number of shares beneficially owned by him is as of that date, except with respect to outstanding equity awards.

(10) Includes 10 common shares held by Mr. Kaufmann's spouse.

(11) Ms. Morrison retired from the company in August 2018.

(12) Common shares listed as being beneficially owned by all executive officers and directors as a group include: outstanding stock options for an aggregate of 2,536,808 shares that are currently exercisable or will be exercisable within 60 days; an aggregate of 106,116 RSUs that may or will be settled in common shares within 60 days; and an aggregate of 12,840 shares of phantom stock over which the participants have sole voting rights under our DCP.

(13) "Additional RSUs and PSUs" include vested and unvested RSUs and vested PSUs that will not be settled in common shares within 60 days. RSUs and PSUs do not confer voting rights and generally are not considered "beneficially owned" shares under the SEC rules.

Compliance with Section 16(a) of the Exchange Act

Based solely upon a review of Forms 3, 4 and 5 furnished to us and written representations from our officers and directors, we believe that all of our officers and directors and all beneficial owners of 10% or more of any class of our registered equity securities timely filed all reports required under Section 16(a) of the Exchange Act during fiscal 2018.

Other Matters

General Information About the Annual Meeting of Shareholders

These proxy materials are being furnished to solicit proxies on behalf of the Board of Directors of Cardinal Health, Inc. for use at the Annual Meeting to be held on Wednesday, November 7, 2018, and at any adjournment or postponement. The Annual Meeting will take place at our principal executive office located at 7000 Cardinal Place, Dublin, Ohio 43017, at 8:00 a.m. Eastern Time.

These proxy materials include our Notice of Annual Meeting of Shareholders, our proxy statement and our fiscal 2018 Annual Report to Shareholders, which includes our Annual Report on Form 10-K. In addition, these proxy materials may include a proxy card for the Annual Meeting. These proxy materials are first being sent or made available to our shareholders commencing on September 26, 2018.

Notice of Internet Availability of Proxy Materials

As permitted by the SEC, we are providing proxy materials to some of our shareholders via the Internet. Commencing on September 26, 2018, we mailed a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") explaining how to access our proxy materials or vote online. If you received the Notice of Internet Availability, you will not receive a printed copy of our proxy materials by mail unless you request one by following the directions included in the Notice of Internet Availability.

Record Date

We have fixed the close of business on September 10, 2018 as the record date for determining our shareholders entitled to notice of, and to vote at, the Annual Meeting. On that date, we had 299,864,949 common shares outstanding. Shareholders as of the record date will have one vote per share for the election of each director nominee and on each other voting matter.

Quorum

We will have a quorum to conduct business at the Annual Meeting if the holders of a majority of our common shares entitled to vote at the Annual Meeting are present, either in person or by proxy.

Board Recommendation

The Board recommends that you vote **FOR** the election of the nine director nominees, **FOR** Proposals 2 and 3 and **AGAINST** Proposals 4 and 5.

How to Vote

Shareholders of record. If you are a "shareholder of record" (meaning your shares are registered in your name with our transfer agent, Computershare Trust Company, N.A.), you may vote either in person at the Annual Meeting or by proxy. If you decide to vote by proxy, you may do so in any one of the following three ways:

- **By telephone.** You may vote your shares 24 hours a day by calling the toll free number 1-800-652-VOTE (8683) within the United States, U.S. territories or Canada, and following instructions provided by the recorded message. You will need to enter identifying information that appears on your proxy card or the Notice of Internet Availability. The telephone voting system allows you to confirm that your votes were properly recorded.

- **By Internet.** You may vote your shares 24 hours a day by logging on to a secure website, *www.envisionreports.com/CAH*, and following the instructions provided. You will need to enter identifying information that appears on your proxy card or the Notice of Internet Availability. As with the telephone voting system, you will be able to confirm that your votes were properly recorded.

- **By mail.** If you received a proxy card, you may mark, sign and date your proxy card and return it by mail in the enclosed postage-paid envelope.

Telephone and Internet voting is available through 2:00 a.m. Eastern Time on Wednesday, November 7, 2018. If you vote by mail, your proxy card must be received before the Annual Meeting to assure that your vote is counted. We encourage you to vote promptly.

Beneficial owners. If, like most shareholders, you are a beneficial owner of shares held in "street name" (meaning a broker, trustee, bank or other nominee holds shares on your behalf), you may vote in person at the Annual Meeting only if you obtain a legal proxy from the nominee that holds your shares. Alternatively, you may vote by completing, signing and returning the voting instruction form that the nominee provides to you or by following any telephone or Internet voting instructions described on the voting instruction form, the Notice of Internet Availability or other materials that the nominee provides to you. We encourage you to vote promptly.

Changing or Revoking Your Proxy

Your attendance at the Annual Meeting will not automatically revoke your proxy. If you are a shareholder of record, you may change or revoke your proxy at any time before a vote is taken at the meeting by giving notice to us in writing prior to the Annual Meeting or in person at the Annual Meeting, by executing and forwarding to us a later-dated proxy or by voting a later proxy over the telephone or the Internet. If you are a beneficial owner of shares, you should check with the broker, trustee, bank or other nominee that holds your shares to determine how to change or revoke your vote.

Shares Held Through Our Employee Plans

If you hold shares through our 401(k) Savings Plans or DCP, you will receive voting instructions from Computershare Trust Company, N.A. and can vote through one of the three methods described above under "How to Vote." Please note that employee plan shares have an earlier voting deadline of 2:00 a.m. Eastern Time on Monday, November 5, 2018.

Broker Non-Votes

If you are a beneficial owner whose shares are held by a broker, as stated above you must instruct the broker how to vote your shares. If you do not provide voting instructions, your broker is not permitted to vote your shares on the election of directors, the advisory vote to approve the compensation of our named executive officers or the shareholder proposals. The inability of the broker to vote your shares on these proposals results in a "broker non-vote." In the absence of voting instructions, the broker can only register your shares as being present at the Annual Meeting for purposes of determining a quorum and may vote your shares on ratification of the appointment of our auditor.

Voting

You may either vote **FOR**, **AGAINST** or **ABSTAIN** on each of the proposals. Votes will be tabulated by or under the direction of inspectors of election, who will certify the results following the Annual Meeting.

To elect directors under Proposal 1, our governing documents require that a director nominee be elected by a majority of votes cast in an uncontested election. If an incumbent director nominee receives a greater number of votes "against" than votes "for" his or her election, our Corporate Governance Guidelines require the director to promptly tender a resignation to the Chairman of the Board. Within 90 days following the certification of the shareholder vote, the Nominating and Governance Committee will recommend to the Board whether to accept the resignation. Thereafter, the Board will promptly act and publicly disclose its decision and the rationale behind the decision. Proxies may not be voted for more than nine director nominees, and shareholders may not cumulate their voting power. Proposals 2 through 5 each require approval by a majority of votes cast. For each proposal, abstentions and broker non-votes are not considered as votes cast and will not be counted in determining the outcome of the voting results.

How Shares Will Be Voted

The shares represented by all valid proxies received by telephone, by Internet or by mail will be voted in the manner specified. For shareholders of record who do not specify a choice for a proposal, proxies that are signed and returned will be voted **FOR** the election of all nine director nominees, **FOR** the ratification of the appointment of Ernst & Young LLP as independent auditor, **FOR** approval of the compensation of our named executive officers and **AGAINST** the shareholder proposals. If any other matters properly come before the Annual Meeting, the individuals named in your proxy, or their substitutes, will determine how to vote on those matters in their discretion. The Board does not know of any other matters that will be presented for action at the Annual Meeting.

Attending the Annual Meeting

To attend the Annual Meeting, you must be a shareholder as of September 10, 2018, the record date, and have an admission ticket or satisfactory proof of share ownership and photo identification. If you are a shareholder of record, you must present an admission ticket (which is attached to your proxy card) or you must present the Notice of Internet Availability. If you are a beneficial owner, in order to be admitted to the meeting, you must present either a valid legal proxy from your bank, broker or other nominee as to your shares, the Notice of Internet Availability, a voting instruction form or a bank or brokerage account statement. Anyone holding an admission ticket or other documentation not issued in his or her name will not be admitted to the meeting. Our Annual Meeting rules prohibit cameras, videotaping equipment and other recording devices, large packages, banners or placards in the meeting and prohibit use of a phone or other device.

You can call our Investor Relations department at (614) 757-4757 if you need directions to the Annual Meeting.

Even if you expect to attend the Annual Meeting in person, we urge you to vote your shares in advance.

Communicating with the Board

Shareholders and other interested parties may communicate with the Board, any committee of the Board, any individual director or the independent directors as a group, by writing to the Office of the Corporate Secretary, Cardinal Health, Inc., 7000 Cardinal Place, Dublin, Ohio 43017 or sending an e-mail to bod@cardinalhealth.com. Communications from shareholders will be distributed to the entire Board unless addressed to a particular committee, director or group of directors. The Corporate Secretary will not distribute communications that are unrelated to the duties of the Board, such as spam, junk mail, mass mailings, business solicitations and advertisements.

Shareholder Recommendations for Director Nominees

The Nominating and Governance Committee will consider candidates recommended by shareholders for election as director. Shareholder recommendations will be evaluated against the same criteria used to evaluate other director nominees, which criteria are discussed under "Board Membership Criteria: What we look for" on page 9. Shareholders who wish to recommend a candidate may do so by writing to the Nominating and Governance Committee in care of the Office of the Corporate Secretary, Cardinal Health, Inc., 7000 Cardinal Place, Dublin, Ohio 43017. To be considered by the Nominating and Governance Committee for consideration at the 2019 Annual Meeting of Shareholders, a shareholder recommendation must be received no later than April 1, 2019.

Recommendations must include, at a minimum, the following information:

- the name and address of the shareholder making the recommendation;
- the name and address of the person recommended for nomination;
- if the shareholder is not a shareholder of record, a representation and satisfactory proof of share ownership;

- a statement in support of the shareholder's recommendation, including sufficient information to permit the Nominating and Governance Committee to evaluate the candidate's qualifications, skills and experience;
- a description of all direct or indirect arrangements or understandings between the shareholder and the candidate recommended by the shareholder;
- information regarding the candidate as would be required to be included in a proxy statement filed in accordance with SEC rules; and
- the candidate's written, signed consent to serve if elected.

Shareholders who wish to nominate directors directly for election at an Annual Meeting of Shareholders in accordance with the procedures in our Code of Regulations, including under our proxy access provision, should follow the instructions under "Submitting Proxy Proposals and Director Nominations for the Next Annual Meeting of Shareholders" below and the details contained in our Code of Regulations.

Submitting Proxy Proposals and Director Nominations for the Next Annual Meeting of Shareholders

If you intend to present a proposal to be included in the proxy statement and form of proxy relating to our 2019 Annual Meeting of Shareholders under Exchange Act Rule 14a-8, we must receive the proposal at our principal executive office not later than the close of business (5:00 p.m. Eastern Time) on May 29, 2019. The proposal should be addressed to our Corporate Secretary at Cardinal Health, Inc., 7000 Cardinal Place, Dublin, Ohio 43017. We will not be required to include in our proxy statement or form of proxy a shareholder proposal that we receive after that date or that otherwise fails to meet the requirements for shareholder proposals established by SEC regulations.

If you intend to present a proposal for other business or a nomination for election to the Board at our 2019 Annual Meeting of Shareholders (other than any such proposal included in our proxy statement and form of proxy under Exchange Act Rule 14a-8), you must comply with the notice requirements set forth in our Code of Regulations and such business must be a proper matter for shareholder action. Among other requirements, you must deliver proper written notice to our Corporate Secretary at our principal executive office no earlier than July 10, 2019 and no later than the close of business on August 9, 2019. If the date of the 2019 Annual

Meeting of Shareholders is more than 30 days before, or more than 60 days after, November 7, 2019, written notice must be delivered after the close of business on the 120th day prior to the meeting, but before the close of business on the later of the 90th day prior to the meeting or the 10th day after we first publicly announce the date of the meeting.

Our Code of Regulations includes a proxy access provision, under which a shareholder, or a group of up to 20 shareholders, owning at least three percent of our outstanding common shares continuously for at least three years, may nominate and include in our proxy materials director nominees constituting up to the greater of two nominees or 20% of the Board, if the shareholders and the nominees satisfy the requirements specified in our Code of Regulations.

If you intend to request that director nominees be included in our proxy materials under our proxy access provision, you must comply with the notice and other requirements set forth in our Code of Regulations. Among other requirements, you must deliver proper written notice to our Corporate Secretary at our principal executive office no earlier than April 29, 2019 and not later than the close of business on May 29, 2019. If the date of the 2019 Annual Meeting of Shareholders is more than 30 days before, or more than 60 days after, November 7, 2019, written notice must be delivered after the close of business on the 150th day prior to the meeting, but before the close of business on the later of the 120th day prior to the meeting or the 10th day after we first publicly announce the date of the meeting.

Corporate Governance Guidelines

You can find the full text of our Corporate Governance Guidelines on our website at www.cardinalhealth.com under "About Us — Corporate — Investor Relations — Corporate Governance — Corporate Governance Documents." This information also is available in print (free of charge) to any shareholder who requests it from our Investor Relations department.

Transfer Agent

Shareholders of record should direct communications regarding change of address, transfer of share ownership, lost share certificates and other matters regarding their share ownership to Computershare Trust Company, N.A., P.O. Box 505000, Louisville, KY 40233. Our transfer agent may also be contacted via the Internet at *www.computershare.com/investor* or by telephone at (877) 498-8861 or (781) 575-2879.

Other Information

This solicitation of proxies is made by and on behalf of the Board. The cost of the solicitation will be borne by Cardinal Health. In addition to solicitation by mail, proxies may be solicited by our directors, officers and employees in person or by telephone or other means of communication. These individuals will receive no additional compensation for soliciting proxies but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. We have retained Alliance Advisors at an estimated cost of $16,500, plus reimbursement of expenses, to assist in our solicitation of proxies from brokers, nominees, institutions and individuals. We also will make arrangements with custodians, nominees and fiduciaries to forward proxy solicitation materials to beneficial owners of shares held of record by such custodians, nominees and fiduciaries, and we will reimburse these persons for reasonable expenses they may incur.

If you and other residents at your mailing address own common shares in street name, your broker or bank may have sent you a notice that your household will receive only one set of proxy materials unless you instruct otherwise. This practice is known as "householding," and is designed to reduce our printing and postage costs. However, if you wish to receive, now or in the future, a separate annual report and proxy statement, you may write to our Investor Relations department at 7000 Cardinal Place, Dublin, Ohio 43017, or call the Investor Relations Line at (614) 757-4757. We will promptly deliver a separate copy (free of charge) upon request. If you and other residents at your mailing address are currently receiving multiple copies of annual reports and proxy statements and wish to receive only a single copy, you should contact your broker or bank directly.

By Order of the Board of Directors.

September 26, 2018

Jessica L. Mayer

Jessica L. Mayer
Executive Vice President, Deputy General Counsel and Corporate Secretary

Annex A — Use of Non-GAAP Financial Measures

This proxy statement contains financial measures that are not calculated in accordance with U.S generally accepted accounting principles ("GAAP"). In addition to analyzing our business based on financial information prepared in accordance with GAAP, we use these non-GAAP financial measures internally to evaluate our performance, evaluate the balance sheet, engage in financial and operational planning and determine incentive compensation because we believe that these measures provide additional perspective on and, in some circumstances are more closely correlated to, the performance of our underlying, ongoing business. We provide these non-GAAP financial measures to investors as supplemental metrics to assist readers in assessing the effects of items and events on our financial and operating results on a year-over-year basis and in comparing our performance to that of our competitors. However, the non-GAAP financial measures that we use may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies. The non-GAAP financial measures disclosed by us should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements set forth below should be carefully evaluated.

Exclusions from Non-GAAP Financial Measures

Management believes it is useful to exclude the following items from the non-GAAP measures presented in this report for its own and for investors' assessment of the business for the reasons identified below:

- **Restructuring and employee severance costs** are excluded because they are not part of the ongoing operations of our underlying business.

- **Amortization and other acquisition-related costs**, which include transaction costs, integration costs and changes in the fair value of contingent consideration obligations, are excluded primarily for consistency with the presentation of the financial results of our peer group companies. Additionally, costs for amortization of acquisition-related intangible assets are non-cash amounts, which are variable in amount and frequency and are significantly impacted by the timing and size of acquisitions, so their exclusion facilitates comparison of historical, current and forecasted financial results. We also exclude other acquisition-related costs, which are directly related to an acquisition, but do not meet the criteria to be recognized on the acquired entity's initial balance sheet as part of the purchase price allocation. These costs are also significantly impacted by the timing, complexity and size of acquisitions.

- **Impairments and gain or loss on disposal of assets** are excluded because they do not occur in, or reflect the ordinary course of, our ongoing business operations and are inherently unpredictable in timing and amount, and in the case of impairments, are non-cash amounts, so their exclusion facilitates comparison of historical, current and forecasted financial results.

- **Litigation recoveries or charges, net**, which include loss contingencies related to disputes, litigation and regulatory matters, income from favorable resolution of litigation and certain defense costs related to mass tort product liability claims, are excluded because they often relate to events that may have occurred in prior or multiple periods, do not occur in or reflect the ordinary course of our business and are inherently unpredictable in timing and amount.

- **Loss on extinguishment of debt** is excluded because it does not typically occur in the normal course of business and may obscure analysis of trends and financial performance. Additionally, the amount and frequency of this type of charge is not consistent and is significantly impacted by the timing and size of debt extinguishment transactions.

- **Transitional tax benefit, net** related to the U.S. Tax Cuts and Jobs Act of 2017 is excluded because it results from the one-time impact during the one-year measurement period of a very significant change in the U.S. federal corporate tax rate and, due to the significant size of the benefit, obscures analysis of trends and financial performance. The transitional tax benefit includes the initial estimate and measurement period adjustments for the re-measurement of deferred tax assets and liabilities due to the reduction of the U.S. federal corporate income tax rate and the repatriation tax on undistributed foreign earnings, both of which are subject to adjustment during an up to 12-month measurement period.

The tax effect for each of the items listed above, other than the transitional tax benefit item, is determined using the tax rate and other tax attributes applicable to the item and the jurisdiction(s) in which the item is recorded. The gross, tax and net impact of each item are presented with our GAAP to non-GAAP reconciliations.

Fiscal 2018 GAAP to Non-GAAP Reconciliations

(in millions, except for per share amounts)	Operating Earnings ($)	Earnings/(Loss) Before Income Taxes ($)	Provision For Income Taxes ($)	Net Earnings Attributable to Cardinal Health, Inc. ($)	Diluted EPS Attributable to Cardinal Health, Inc. ($)
GAAP	126	(228)	(487)	259	0.81
Restructuring and employee severance	176	176	25	151	0.48
Amortization and other acquisition-related costs	707	707	176	531	1.69
Impairments and loss on disposal of assets[1]	1,417	1,417	(44)	1,461	4.64
Litigation (recoveries)/charges, net	159	159	48	111	0.35
Loss on extinguishment of debt	–	2	1	1	–
Transitional tax benefit, net[2]	–	–	936	(936)	(2.97)
NON-GAAP[3]	**2,585**	**2,233**	**655**	**1,578**	**5.00**

(1) Includes a non-cash goodwill impairment charge of $1.4 billion related to our Medical segment. There was no tax benefit related to this goodwill impairment charge.

(2) Reflects the estimated net transitional benefit from the re-measurement of our deferred tax assets and liabilities partially offset by the repatriation tax on cash and earnings of foreign subsidiaries. We have not yet completed our analysis of the impact of the U.S. Tax Cuts and Jobs Act of 2017 and, as such, these amounts are provisional estimates and we may record additional provisional amounts or adjustments to the provisional amounts in future periods.

(3) Non-GAAP operating earnings is operating earnings excluding LIFO charges/(credits), restructuring and employee severance, amortization and other acquisition-related costs, impairments and (gain)/loss on disposal of assets and litigation (recoveries)/charges. Non-GAAP diluted EPS attributable to Cardinal Health, Inc. is non-GAAP net earnings attributable to Cardinal Health, Inc. divided by diluted weighted average shares outstanding. Non-GAAP net earnings attributable to Cardinal Health, Inc. is net earnings attributable to Cardinal Health, Inc. excluding LIFO charges/(credits), restructuring and employee severance, amortization and other acquisition-related costs, impairments and (gain)/loss on disposal of assets, litigation (recoveries)/charges, net, and loss on extinguishment of debt, each net of tax, and transitional tax benefit, net, related to the U.S. Tax Cuts and Jobs Act of 2017.



CardinalHealth

Essential to care™

cardinalhealth.com

Cardinal Health, Inc.
7000 Cardinal Place
Dublin, Ohio 43017
614.757.5000